FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica–2015 First quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – MARCH 2015

The financial information related to the first quarter of 2015 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union. For comparative purposes only, the comparative figures for the first quarter of 2014 have been modified with respect to those presented last year, due to the conversion to the same rate as of the last quarter of 2014 (SICAD II 50 VEF/USD) of those operations referenced to the Venezuelan bolivar and following the consideration of T. UK as a discontinued operation in compliance with IFRS rules. The financial information for the first quarter of 2014 using the exchange rate in use at the time (SICAD I 10.70 VEF/USD), prepared under IFRS as adopted by the European Union, can be found in the Addenda. This information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Telefónica’s results in the first quarter of 2015 showed tangible progress in most items of the profit and loss account, reflecting the focus on sustainable long-term growth and as a result of the deep transformation executed in recent years.

Thus, the Company has entered into a new phase of growth, reflected in reported revenue (+12.6%), OIBDA (+7.7%), net income (+162.0%) and basic earnings per share (+164.0%) year-on-year increase. In organic terms, revenues showed solid year-on-year growth (+3.3%) on the back of strong commercial activity, while OIBDA improved significantly (+2.4%) on revenue growth, cost savings and simplification efforts.

It is important to note that, since the first quarter of 2015, Telefónica’s operations in the UK are reported as discontinued operations within Telefónica Group, and its assets and liabilities are classified as “held for sale” in compliance with International Financial Reporting Standards (IFRS), as a result of the signing in March 2015 of the definitive agreement on the sale of the Company. Likewise, 2014 results are reported following these same criteria.

Also, for better interpretation purposes only, the comparative figures for the first quarter of 2014 of those operations referenced to the Venezuelan bolivar have been restated applying the exchange rate used in the conversion for the full year 2014 results (50 bolivar fuerte per dollar).

On the other hand, the consolidation of E-Plus’ results in T. Deustchland (since 1st October 2014) and the deconsolidation of T. Ireland’s results (since July 2014) affected reported year-on-year evolution.

Telefónica’s accesses totalled 319.1 million as of March 2015 and posted double digit growth (+10% year-on-year; +3% organic) driven by the incorporation of E-Plus in T. Deutschland and the sustained pace of growth of T. Brasil and T. Hispanoamérica (+4% year-on-year, in both cases). Also remarkable was T. España, which posted access growth (+1%) for the first time since the second quarter of 2011. The high commercial activity during the quarter focused on value customers is reflected in the strong mobile contract (especially smartphones), fibre and pay TV access growth. Quarterly churn stood at 2.6%, improving by 0.2 percentage points vs. the same period of the previous year.

•	Mobile accesses (252.8 million) increased 13% vs. March 2014 (+3% organic), thanks to a strong increase in mobile contract (+18% year-on-year; +7% organic), which already represented 34% of the mobile base (+1 p.p. year-on-year). Continuous progress in capturing value customers was reflected in T. España’s evolution, posting mobile contract net additions (79 thousand) for the fourth consecutive quarter, and T. Brasil, with 16% year-on-year growth in contract and 551 thousand quarterly net additions.

•	Smartphones reached 91.4 million as of March 2015, maintaining a strong growth (+57% year-on-year; +29% organic) and reaching a penetration of 38% (+11 p.p. year-on-year). Smartphone contract penetration increased up to 61% (+8 p.p. year-on-year), while in prepaid stood at 28% (+11 p.p. year-on-year). LTE customers stood at 13.7 million (5.1 times year-on-year) and represented 6% of total mobile accesses (+4 percentage points year-on-year).

•	Retail broadband accesses grew 1% year-on-year to 17.7 million as of March 2015, with positive net additions (55 thousand accesses) for the fourth consecutive quarter.

•	Fibre accesses stood at 2.1 million (2.1 times vs. March 2014; +18% vs. December 2014), with quarterly net additions of 308 thousand accesses (2.1 times year-on-year) driven by T. España (244 thousand accesses) and T. Brasil (54 thousand).

•	Pay TV accesses reached 5.5 million (1.5 times vs. March 2014), with quarterly net additions (379 thousand) that more than tripled the gains for the same quarter of the previous year, driven by T. España (255 thousand; 4.4 times), T. Hispanoamérica (record net additions of 104 thousand; +78%) and T. Brasil (20 thousand; 4.3 times).

It is worth highlighting in the first quarter the positive contribution, for the first time in 10 quarters, of exchange rate fluctuations to year-on-year revenue and OIBDA growth, driven by the appreciation vs. the Euro of most Latin American currencies, especially the Peruvian Sol.

First quarter revenues totalled 11,543 million euros in January-March 2015, and grew 12.6% compared to the same period of 2014, driven by T. Deutschland and T. Hispanoamérica. Exchange rate evolution contributed with 3.2 percentage points to the revenue growth, while changes in the perimeter of consolidation contributed with 5.9 percentage points. Excluding the negative effect of regulation, revenues grew 14.0% year-on-year in the first quarter.

The growing focus on key markets was reflected in the revenue mix, with T. España, T. Brasil and T. Deustchland accounting for 66% of revenues, increasing local scale and keeping at the same time the Group’s differential diversification and global scale.

In organic terms, revenues increased 3.3% year-on-year, being particularly noteworthy the strong pace of growth of T. Hispanoamérica (+9.7%) and T. Brasil (+4.3%), as well as the performance of T. Deutschland (+2.9%) and the sustained recovery trend of T. España (-3.8% in the first quarter of 2015; -4.9% in the fourth quarter of 2014; -7.2% in January-December 2014).

Mobile data revenues increased 11.9% in organic terms vs. January-March 2014 (+30.9% reported) and already represented 40% of mobile service revenues (+3 p.p. year-on-year), as a result of the higher weight of LTE customers (+4 p.p. vs. the first quarter of 2014) and higher smartphone penetration (+11 p.p. year-on-year). Non-SMS revenue grew 19.1% year-on-year organic (+36.2% reported) and represented 80% of data revenue (+5 p.p. year-on-year). It is important to highlight the potential of LTE, with a double digit ARPU uplift and LTE traffic already representing 11% of total mobile data traffic while LTE penetration is still at 6%.

Digital service revenues totalled 682 million euros in the first quarter of 2015, and accelerated their organic growth rate for the fifth consecutive quarter up to 33.7% year-on-year. It is worth mentioning the evolution of Video business revenues (321 million euros in January-March 2015; +56.6% organic year-on-year), as a result of the growth in accesses and the improvement in contents, functionalities and network.

Operating expenses stood at 8,185 million euros in January-March 2015 and grew 4.0% year-on-year organic (+14.9% reported) fundamentally driven by higher commercial and network and system costs, despite the savings from the simplification of the Company’s operating model and scale.

Breakdown by component:

•	Supplies, 3,058 million euros up to March 2015, grew by 1.8% organic vs. the same period of 2014 (+11.9% reported) reflecting the increased commercial activity in high-end devices and higher expenses in TV content, despite lower mobile interconnection costs.

•	Personnel expenses (1,634 million euros in the first quarter of 2015) grew by 5.1% organic year-on-year (+12.3% reported) mainly affected by inflationary pressures in some countries. Nonetheless, the savings generated by the restructuring plans that are being implemented will start being visible from the next quarter.

Excluding O2 UK, the average headcount in the first quarter of 2015 stood at 115,651 employees, growing 1.2% vs. the same period of 2014 (-2.2% considering constant perimeter).

•	Other operating expenses, 3,493 million euros in January-March, increased 5.6% in organic terms vs. the same period of the previous year (+18.9% reported) mainly as a result of the higher commercial costs associated with high-value customer uptake and network expenses related to the increase in data traffic.

Gains on sales of fixed assets amounted to 61 million euros in January-March 2015 reflecting mainly the sale of non-strategic towers (39 million euros impact on OIBDA, essentially in T. España) and the sale of “yourfone GmbH” in Germany (17 million euros of impact on OIBDA).

The Operating income before depreciation and amortisation (OIBDA) totalled 3,618 million euros in the first quarter, increasing 7.7% vs. same period of the previous year. Changes in the perimeter of consolidation contributed with 3.0 p.p., while the evolution of exchange rates with 2.5 p.p. to OIBDA year-on-year growth. Excluding the negative impact of regulation, OIBDA increased 8.1% year-on-year in the first quarter.

In organic terms, OIBDA grew 2.4% year-on-year. It is worth highlighting the solid growth in T. Hispanoamérica (+14.5% year-on-year) and the return to growth of T. Deutschland (+9.0% year-on-year), that more than offset T. España’s decline (-8.4% year-on-year).

OIBDA margin in the first quarter stood at 31.3%, practically stable vs. the same period of the previous year in organic terms (-0.3 p.p.). In reported terms it posted a 1.4 percentage points erosion.

Depreciation and amortisation totalled 2,107 million euros in January-March 2015, growing 19.1% year-on-year, driven by the incorporation of E-Plus in the consolidation perimeter and the evolution of exchange rates. In organic terms, it grew 1.8% compared to the first quarter of 2014, mainly as a result of the amortization of the new spectrum acquired in Brazil, Argentina and Spain. Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 203 million euros in January-March 2015 (126 million euros in the first quarter of 2014).

Operating Income (OI) amounted to 1,511 million euros in the first quarter of 2015, growing 3.2% year-on-year in organic terms (-5.0% reported).

Net financial expenses in the first quarter of 2015 amounted to 644 million euros, a 5.1% reduction vs. the same period of the previous year thanks to capturing the fall of euro interest rates and the lower impact from negative exchange rate differences, despite the higher weight of Latin American currencies on the debt (+2.4 p.p. year-on-year). The effective cost of debt over the last 12 months stood at 5.27%, 18 basis points below March 2014.

Corporate income tax in January-March 2015 totalled 385 million euros which, over an income before taxes of 864 million euros, implied an effective tax rate of 44.5%, 13.6 p.p. more than in the first quarter of 2014 mainly due to lower activation of tax credits and changes in the perimeter of consolidation.

Profit from continuing operations stood at 479 million euros in January-March 2015, and fell 24.2% year-on-year.

The profit from discontinued operations stood at 1,304 million euros in the first quarter of 2015 (93 million euros in the same period of 2014), driven by the recognition of 1,185 million euros due to tax deferred assets resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed value in the sale of Telefónica operations in the UK, which are expected to materialize in a foreseeable future when they become definitely deductible upon the sale.

Profit attributable to minority interests increased first quarter net income by 19 million euros (-37 million euros in January-March 2014), mainly due to the negative results attributed to minority interests in T. Deutschland, whose year-on-year variation was affected by the change in the stake held by minority interests and the higher amortisations derived from the incorporation of E-Plus in the perimeter of consolidation.

As a result, consolidated net income in the first quarter of 2015 amounted to 1,802 million euros, increasing by 2.6 times vs. the same period of the previous year. Basic earnings per share stood at 0.38 euros in January-March 2015 vs. 0.14 euros in the first quarter of 2014.

CapEx stood at 1,682 million euros in the first quarter (+21.5% year-on-year organic) and included 161 million euros from spectrum acquisitions in Ecuador, Spain and Chile (187 million euros in January-March 2014 in Colombia and Panama). The Company continued focusing its investments primarily on growth and transformation projects (76% of total investment; +8 percentage points year-on-year in organic terms), driving network modernisation and differentiation.

Operating cash flow (OIBDA-CapEx) stood at 1,937 million euros in the first quarter of 2015, down 4.2% vs. the same period of 2014 (-8.3% year-on-year organic).

Interest payments in the first quarter of 2015 (906 million euros) decreased 10.8% year-on-year mainly due to lower coupon payments, the reduction in the cost of debt and, to a lesser extent, non-recurring impacts.

Payment of taxes posted a net collection of 143 million euros in the first quarter of 2015 (payment of 57 million euros in the same period of 2014) and its year-on-year evolution was mainly affected by higher returns from final tax filings of previous years.

In January-March 2015 working capital consumption amounted to 1,142 million euros, 570 million euros more than in the same quarter of the previous year, due to payments related to the restructuring expenses accrued in 2014, the incorporation of E-Plus in the consolidation perimeter and the extraordinary collection in the first quarter of 2014 due to Spanish government’s vendor payment plan (with no effect in 2015). It is worth mentioning the management measures implemented in the first quarter to ensure monetisation of revenues, financed through the factoring of collections, while maintaining the financing of suppliers. Likewise, working capital consumption in the quarter was affected by usual CapEx seasonality.

Operations with minority shareholders totalled 26 million euros in the first quarter of 2015 and dropped by 93 million euros year-on-year, mainly due to the payment of dividends in Brazil in the first quarter of 2014.

Cash flow from discontinuing operations amounted to 417 million euros in January-March 2015, mainly due to a positive contribution from working capital to free cash flow.

Thus, free cash flow amounted to 363 million euros in the first quarter of 2015 and increased 25.8% year-on-year.

Net financial debt stood at 45,627 million euros as of March 2015, a 540 million euros increase compared to December 2014. Factors decreasing debt include a free cash flow generation before spectrum payments of 460 million euros and the issuance of equity instruments for a total of 456 million euros. By contrast, factors increasing debt include 493 million euros as remuneration of equity instruments (including net purchases of treasury stock and the payment of coupons of equity instruments), the payment of labour-related commitments (266 million euros) mainly in connection with early retirements, spectrum payments of 96 million euros, net financial investments of 140 million euros and other factors amounting to 461 million euros, mainly the greater value in euros of net debt denominated in foreign currencies.

The leverage ratio (net debt/OIBDA1) in the last 12 months at the end of March 2015 stood at 2.73 times. This ratio would stand at 2.13 times, considering the closing of O2 UK sale.

During the first quarter of 2015, Telefónica’s financing activity in capital markets stood at around 6,570 million equivalent euros, and was mainly focused on strengthening the liquidity position and actively managing the cost of debt through the extension of the maturity of the credit lines and the reduction of margins. It is worth mentioning that in February 2015, a syndicated credit facility for an amount of 2,500 million euros and maturing in February 2020 was signed with 33 financing institutions. In parallel, the economic terms of the syndicated credit facility signed in February 2014, for an amount of 3,000 million euros, were modified. Therefore, as of the end of March 2015, the Group maintains a comfortable liquidity position to accommodate the next debt maturities.

In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets in the January-March 2015 period for approximately 771 million equivalent euros. It is worth highlighting the hybrid issuance from Colombia Telecomunicaciones, S.A. ESP totalling USD 500 million.

T. Deustchland closed financing agreements for an amount of 300 million euros through the issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung), with different maturity terms until 2032.

After first quarter closing, it is worth to mention the capital increases in Telefónica, S.A., for a total of 3,048 million euros, and Telefónica Brasil, S.A. for 16,107 million Brazilian reais, related with the financing of the acquisition of GVT. The capital increase at Telefónica Brasil, S.A. was subscribed in a 25.2% by minority shareholders (approximately 1.2 billion euros).

Telefónica, S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 1,568 million euros at the end of March.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 11,239 million euros, with around 10,402 million maturing in more than 12 months, which, along with the adjusted cash position, places liquidity at 16.9 billion euros.

[1]	OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating E-Plus OIBDA corresponding to April-September 2014 and excluding the non-recurring impact from restructuring costs in 2014.

Definitions

Guidance criteria 2015: Assumes constant exchange rates as of 2014 (average FX in 2014). O2 UK and T. Venezuela results are excluded. OIBDA also excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan. GVT results consolidated in T. Brasil’s results from July 2015.

Organic Growth: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

Underlying Growth: Considers reported figures excluding the impact on net income of write-downs, capital gains/losses from companies’ disposals, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme, as well as depreciation and amortisation charges arising from purchase price allocation processes.

Digital Services

During the first quarter of the year Digital Services accelerated their year-on-year growth to 33.7%, to a total of 682 million euros. With regards to progress in the area of the CCDO (“Chief Commercial Digital Officer”), the highlights were as follows:

•	The Video business revenues amounted to 321 million euros in the first quarter of 2015, significantly improving year-on-year organic growth to 56.6% (+29.4% in 2014), driven by a strong increase in the access base (+53% in organic terms). Thus, penetration of Pay TV over consumer fixed broadband base stood at 41% (+15 percentage points year-on-year).

On the other hand, the approval on 30 April 2015 of the acquisition of Distribuidora de Televisión Digital (DTS) from Grupo Prisa implies a qualitative leap in Telefónica’s strategy to become a Video company, as it not only translates into an increase in scale, but also allows for the addition of new content and capabilities.

•	In the Financial Services area, revenues reached 71 million euros, a 7.3% increase in organic terms versus the first three months of 2014. In this area, one of the highlights was the roll-out of the “Movistar MPoS” in Ecuador, through which small retailers or entrepreneurs can use their mobile phones to receive card-based payments.

•	Security revenues stood at 65 million euros in the quarter, with an organic year-on-year growth of 76.0%.

In the area of Security for end customers, the customer base surpassed 8 million accesses (+60% year-on-year), having rolled out new mobile security products in Peru.

Likewise, the “Te acompaña” remote-support service was launched in Spain, which uses the latest technology innovations to detect and manage emergency situations. Finally, the Company announced the future commercialisation in Europe and Latin America of a smartwatch (FiLIP) with built in telephone and location capabilities.

In the field of Information Security revenues in the quarter accelerated to 81.9% year-on-year organic compared to 56.6% in 2014. Telefónica, through its affiliate “Eleven Paths”, added innovative digital identity protection solutions (Smart ID) to its portfolio, together with electronic signature and biometric authentication (SealSign) business transaction protection solutions.

•	M2M revenues during the first quarter (37 million euros) decreased by 7.8% year-on-year in organic terms, mainly due to the recognition of a one-off impact during the first quarter of 2014 (+24.5% excluding this effect). In Latin America, M2M’s “Global Partner Programme” was launched (with over 500 companies subscribed), which will enable the faster acquisition of new lines.

•	On the other hand, Cloud business revenues (83 million euros) increased 31.8% in organic terms, compared to the first three months of 2014. Telefónica, as part of its cloud service migration strategy, has launched “Go to Cloud” in T. España, to bring large corporation technologies closer to SMEs in a more digital environment. A new “Cloud Storage” solution in Spain for the corporate segment has also been rolled out.

•	In Global Device Management the focus has continued to be on the adoption of smartphones. Thus, in the first quarter 78% of devices purchased were smartphones (+13 p.p. year-on-year) and 52% were LTE devices (+34 p.p. year-on-year). On the other hand, it is worth noting the Telefónica’s investment in “Cyanogen” to collaborate in the development and distribution of smartphones which offer a wider possible range of services choices to customers.

Telefónica Global Resources

During the first quarter of 2015, Telefónica Global Resources advanced significantly towards the technological transformation of the Company’s network infrastructures and IT, building a differential network and offering the best customer experience. This strategy is part of an efficient management model based on the simplification of operations, reduction of “legacy” cost and realisation of competitive advantages of the global scale.

The global Network and Operations unit continued focusing its efforts on the deployment of ultra-broadband (UBB), on the management of global network platforms (Video, M2M and Cloud) ensuring end-to-end availability, and on the progress of network virtualisation initiatives (platforms and customer equipment). Additionally, to maintain and improve operational excellence and customer satisfaction, the Company is deploying common self-care and diagnosis tools.

Thus, premises passed with fibre totalled 16.1 million (+86% year-on-year). In terms of LTE, coverage in Europe and Latin America reached 65% and 28% respectively, LTE sites in service totalled 20,940 and 86% of 3G and LTE base stations are connected at high-speed to the transmission network. This UBB coverage expansion contributed to reach 2.1 million fibre customers (2.1x year-on-year) and the number of LTE customers increased to 14.1 million (5.1x year-on-year organic).

This network development anticipates the strong total data traffic growth (+39% year-on-year organic), both in mobile broadband (+52% year-on-year organic) and fixed broadband (+38% year-on-year organic), driven by the higher video traffic (+72% year-on-year organic, including IPTV). Likewise, it is worth highlighting the average consumption per smartphone (512 MB/month; +25% year-on-year) on the back of the increase in LTE penetration, with a superior customer experience.

The following initiatives aimed at increasing the competitive differentiation and efficiency should be highlighted:

•	Fibre access network supports the 300 MB offer in Spain.

•	Improvement of the performance of the 4G network in Spain, in terms of both coverage (liberalisation of the 800 Mhz band) and capacity (commercial availability of “LTE Advanced” with 2-band Carrier-Aggregation).

•	Technological launch of LTE in Venezuela.

•	Transformation towards an all-IP company, with the commercial availability of VoLTE in Germany.

•	Pilot test of “LTE in a box”, a solution for businesses that enables a private mobile network hard-to-cover areas, in one single device, integrating legacy voice and VoLTE, data and M2M.

The global IT unit continued to focus on, on the one hand, application and process transformation, “doing things once” in Corporate applications and through Global Architecture (based on simplification, recycle, and standardisation) and, on the other, on enabling capabilities for the efficient use of information (Big Data and Business Intelligence).

In this sense, regarding “Full Stack”1 projects, Argentina has already migrated all its mobile customers, T. Chile and T. Perú have just completed the design phase for consumer mobile customers, and Mexico will migrate its prepay customers next quarter. Regarding IT projects on digital capabilities and customer experience, a “Big Data” pilot has been launched in Spain, a project in Brazil, etc. In online channels, it is worth highlighting refreshed online customer channel in Spain to streamline sales and reduce operating costs.

Finally, in terms of efficiency and simplification, 373 applications were eliminated year-on-year, the virtualisation level has increased by 11 percentage points year-on-year organic, having reduced physical servers by 12%. It is worth mentioning the consolidation of the strategic “Data Centers” in Spain and Brazil through infrastructure consolidation (“Midrange”), releasing 5 Data Centers year-on-year.

[1]	Transformation processes of Business Support Systems, with integrated solutions, best-in-class and out-of-the-box, which allow for online, automatic, convergent and multi-channel processes.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	283,012.7	285,331.4	285,237.0	309,800.5	312,635.8	10.5
Fixed telephony accesses (1)	37,382.1	37,326.1	37,103.9	36,602.0	36,219.8	(3.1)
Internet and data accesses	18,105.5	18,151.4	18,150.3	18,132.5	18,195.7	0.5
Broadband (2)	17,569.1	17,625.9	17,640.2	17,649.3	17,704.7	0.8
Fibre	975.9	1,181.6	1,447.1	1,755.0	2,062.6	n.m.
Mobile accesses	223,958.0	225,662.0	225,332.8	249,978.9	252,753.8	12.9
Prepay	150,854.2	150,750.4	149,877.0	164,959.2	166,813.7	10.6
Contract	73,103.9	74,911.6	75,455.7	85,019.6	85,940.1	17.6
M2M	6,269.0	6,665.1	6,841.4	7,595.5	8,029.0	28.1
Pay TV	3,567.1	4,191.9	4,650.0	5,087.2	5,466.5	53.2

Wholesale Accesses	6,327.7	6,438.6	6,585.6	6,521.6	6,475.7	2.3

Total Accesses	289,340.3	291,770.0	291,822.5	316,322.1	319,111.5	10.3

Notes:

-	T. Ireland accesses are excluded from the third quarter of 2014 and E-Plus accesses are consolidated from the fourth quarter of 2014.
-	O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.
(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Prepay percentage (%)	67.4%	66.8%	66.5%	66.0%	66.0%	(1.4	p.p.)
Contract percentage (%)	32.6%	33.2%	33.5%	34.0%	34.0%	1.4	p.p.
Smartphones (‘000)	58,340.2	63,670.7	71,447.1	79,027.7	91,431.1	56.7
Prepay	25,660.8	29,208.1	35,349.2	36,539.6	46,368.5	80.7
Contract	32,679.4	34,462.6	36,097.9	42,488.1	45,062.5	37.9
Smartphone penetration (%)	27.7%	30.0%	33.7%	33.6%	38.3%	10.6	p.p.
Prepay	17.2%	19.6%	23.8%	22.4%	28.0%	10.8	p.p.
Contract	53.2%	54.8%	56.8%	59.2%	61.4%	8.2	p.p.
LTE (‘000)	2,758.5	3,982.1	5,505.8	9,830.7	14,059.4	n.m.
LTE penetration (%)	1.3%	1.8%	2.5%	4.1%	5.7%	4.5	p.p.

Notes:

-	T. Ireland accesses are excluded from the third quarter of 2014 and E-Plus accesses are consolidated from the fourth quarter of 2014.
-	O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2015	2014	Reported		Organic
Revenues	11,543	10,251	12.6		3.3
Internal exp. capitalized in fixed assets	170	142	19.9		19.1
Operating expenses	(8,185)	(7,124)	14.9		4.0
Supplies	(3,058)	(2,733)	11.9		1.8
Personnel expenses	(1,634)	(1,454)	12.3		5.1
Other operating expenses	(3,493)	(2,937)	18.9		5.6
Other net income (expense)	30	51	(40.3)		(46.9)
Gain (loss) on sale of fixed assets	61	39	57.6		c.s.
Impairment of goodwill and other assets	(1)	0	c.s.		c.s.
Operating income before D&A (OIBDA)	3,618	3,359	7.7		2.4
OIBDA Margin	31.3%	32.8%	(1.4	p.p.)	(0.3	p.p.)
Depreciation and amortization	(2,107)	(1,769)	19.1		1.8
Operating income (OI)	1,511	1,590	(5.0)		3.2
Share of profit (loss) of investments accounted for by the equity method	(3)	4	c.s.
Net financial income (expense)	(644)	(678)	(5.1)
Profit before taxes from continuing operations	864	915	(5.6)
Corporate income tax	(385)	(284)	35.7
Profit for the period from continuing operations	479	632	(24.2)
Profit for the period from discontinued operations	1,304	93	n.m.
Profit for the period	1,783	725	n.m.
Non-controlling interests	19	(37)	c.s.
Net Income	1,802	688	n.m.
Weighted average number of ordinary shares outstanding during the period (millions)	4,645	4,612	0.7
Continuing operations earnings per share (euros)	0.09	0.12	(22.3)
Discontinued operations earnings per share (euros)	0.28	0.02	n.m.
Basic earnings per share (euros)	0.38	0.14	n.m.

Notes:

-	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014.
-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
-	For the purposes of calculating the earnings per share ratios, the weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2014, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.
-	Continuing operations earnings per share ratio is calculated dividing profit for the period from continuing operations, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	Discontinued operations per share ratio is calculated dividing profit for the period from discontinued operations by the weighted average number of ordinary shares outstanding during the period.
-	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.
-	Group consolidated results consolidate E-Plus’ results from the fourth quarter 2014 and deconsolidate Telefónica Ireland’s results from the third quarter 2014.

TELEFÓNICA

GUIDANCE 2015

Bases 2014		2015					Operative Guidance 2015
		Jan-Mar		Jan-Jun	Jan-Sep	Jan-Dec
42.853	Revenues (% Chg YoY)	8.8%					Growth > 7%
32,6%	OIBDA margin (Chg YoY)	(1.0	p.p.)				Limited erosion of around 1 p.p. y-o-y (to allow for commercial flexibility if needed)
16,7%	CapEx / Sales	13.3%					Around 17%

							Financial Guidance 2015
	Net financial debt / OIBDA	2.13x					Net financial debt / OIBDA < 2.35x

-	Guidance criteria 2015: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes O2 UK and T. Venezuela. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. Additionally, CapEx excludes investment in spectrum and the real estate efficiency plan. GVT is included within Telefónica Brasil from July 2015.

2014 adjusted bases exclude:

-	OIBDA excludes additionally tower sales and the provision for restructuring charges.
-	CapEx excludes additionally investment in spectrum, the real estate efficiency plan and the investment in Telefónica’s Headquarters in Barcelona.

2014 adjusted bases include:

-	E-Plus consolidated in T. Deutschland since the fourth quarter of 2014.
-	Ireland in January-June 2014.

Financial guidance criteria 2015:

-	Net financial debt / OIBDA adjusted for the O2 UK sale.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - March			%
	2015 Reported	2015 Organic	2014 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	11,543	11,212	10,852	3.3		12.6
OIBDA	3,618	3,495	3,414	2.4		7.7
OIBDA margin	31.3%	31.2%	31.5%	(0.3	p.p.)	(1.4	p.p.)
Operating Income (OI)	1,511	1,458	1,413	3.2		(5.0)
CapEx	1,682	1,481	1,219	21.5		25.8
OpCF (OIBDA-CapEx)	1,937	2,014	2,195	(8.3)		(4.2)

	2015	2014
Reported revenues	11,543	10,251
Forex impact	(308)
Hyperinflation in Venezuela	(23)	(3)
Changes in the consolidation perimeter		603

Organic revenues	11,212	10,852

Reported OIBDA	3,618	3,359
Forex impact	(87)
Hyperinflation in Venezuela	3
Tower sales	(39)	(46)
Changes in the consolidation perimeter		101

Organic OIBDA	3,495	3,414

Reported CapEx	1,682	1,337
Forex impact	(61)
Hyperinflation in Venezuela	(2)
Spectrum acquisition	(137)	(187)
Changes in the consolidation perimeter		68

Organic CapEx	1,481	1,219

Notes:

-	The breakdown of the effects for the reconciliation of reported vs. organic 2015 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of March 2014. Forex impact on those effects is totally included under “Forex impact” epigraph.
-	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014), excludes hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. In addition, CapEx excludes investment in spectrum and the Real Estate efficiency plan.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	March 2015	December 2014	% Chg
Non-current assets	91,392	99,435	(8.1)
Intangible assets	19,161	22,353	(14.3)
Goodwill	19,626	25,111	(21.8)
Property, plant and equipment and Investment properties	30,625	33,343	(8.2)
Investments accounted for by the equity method	777	788	(1.4)
Non-current financial assets	13,310	10,973	21.3
Deferred tax assets	7,893	6,867	14.9
Current assets	33,410	22,864	46.1
Inventories	1,003	934	7.4
Trade and other receivables	9,020	10,606	(15.0)
Tax receivables	1,294	1,749	(26.0)
Current financial assets	3,819	2,932	30.2
Cash and cash equivalents	3,958	6,529	(39.4)
Non-current assets classified as held for sale	14,316	114	n.m.
Total Assets = Total Equity and Liabilities	124,802	122,299	2.0
Equity	32,670	30,289	7.9
Equity attributable to equity holders of the parent and other holders of equity instruments	23,910	21,115	13.2
Non-controlling interests	8,760	9,174	(4.5)
Non-current liabilities	59,961	62,311	(3.8)
Non-current interest-bearing debt	48,753	50,688	(3.8)
Non-current trade and other payables	2,319	2,377	(2.5)
Deferred tax liabilities	2,314	2,566	(9.9)
Non-current provisions	6,575	6,680	(1.6)
Current liabilities	32,171	29,699	8.3
Current interest-bearing debt	11,576	9,094	27.3
Current trade and other payables	13,195	16,943	(22.1)
Current tax payables	1,867	2,026	(7.8)
Current provisions	1,418	1,595	(11.1)
Liabilities associated with non-current assets held for sale	4,116	41	n.m.
Financial Data
Net Financial debt (1)	45,627	45,087	1.2

Note:

-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.
-	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Figures in million euros. Net Financial Debt in March 2015 includes: Non-current interest-bearing debt + Non-current trade and other payables (1,220) + Current interest-bearing debt + Current trade and other payables (215) - Non-current financial assets (8,046) - Current financial assets (3,819) - Current trade and other receivables (313) - Cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - March
		2015	2014	% Chg
I	Cash flow from operations	2,765	3,087	(10.4)
II	Net interest payment (1)	(906)	(1,016)
III	Payment for income tax	143	(57)
A=I+II+III	Net cash provided by operating activities	2,003	2,015	(0.6)
B	Net payment for investment in fixed and intangible assets	(2,297)	(1,835)
	Spectrum (2)	(96)	(92)
C=A+B	Net free cash flow after CapEx	(294)	180	c.s.
D	Net Cash received from sale of Real Estate	1	2
E	Net payment for financial investment (3)	(86)	1,864
F	Net payment for operations with minority shareholders and treasury stock (4)	(63)	1,164
G=C+D+E+F	Free cash flow after dividends from continuing operations	(442)	3,210	c.s.
L	Free cash flow after dividends from discontinued operations	362	3
H	Effects of exchange rate changes on net financial debt	546	2,299
I	Effects on net financial debt of changes in consolid. and others	(85)	(520)
J	Net financial debt at beginning of period	45,087	45,381
K=J-G-L+H+I	Net financial debt at end of period	45,627	43,947	3.8

Note:

-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
-	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014.
-	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. 2015 includes the following spectrum payments: 67 million in Ecuador, 22 in Spain, 6 in Chile and 2 in Colombia. 2014 includes the following spectrum payments: 79 million in Panama and 13 in Brazil.
(3)	In 2015 include 68 million euros proceeds from the disposal of Yourfone GmbH and the payment of 100 million euros for the acquisition of a minority stake in Mediaset Premium. In 2014 include 1,966 million euros proceeds from the disposal of T.Czech Republic.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg
OIBDA	3,618	3,359	7.7
- CapEx accrued during the period	(1,682)	(1,337)
- Payments related to cancellation of commitments	(266)	(158)
- Net interest payment	(906)	(1,016)
- Payment for tax	143	(57)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(59)	(39)
- Investment In working capital and other deferred income and expenses	(1,142)	(572)
= Net Free Cash Flow after CapEx	(294)	180	c.s.
+ Net Cash received from sale of Real Estate	1	2
- Net payment for financial investment	(86)	1,864
- Net payment for operations with minority shareholders and treasury stock	(63)	1,164
= Free Cash Flow after dividends	(442)	3,210	c.s.

Unaudited figures (Euros in millions)	January - March
	2015	2014	% Chg
Net Free Cash Flow after CapEx	(294)	180	c.s.
+ Payments related to cancellation of commitments	266	158
- Operations with minority shareholders	(26)	(119)
= Free Cash Flow from continuing operations	(54)	219	c.s.
+ Free Cash Flow from discontinued operations	417	69	n.m.
= Free Cash Flow	363	289	25.8
Weighted average number of ordinary shares outstanding during the period (millions)	4,645	4,612
= Free Cash Flow per share from continuing operations (euros)	(0.01)	0.05	c.s.
= Free Cash Flow per share from discontinued operations (euros)	0.09	0.02	n.m.
= Free Cash Flow per share (euros)	0.08	0.06	24.9

Notes:

-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
-	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014.
-	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accommodate strategic flexibility.
-	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
-	For the purposes of calculating the Free Cash Flow per share ratios, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the script dividend paid in 2014 has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of Free Cash Flow per share from that date.
-	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		March 2015
	Long-term debt (1)	49,973
	Short term debt including current maturities (2)	11,791
	Cash and cash equivalents	(3,958)
	Short and Long-term financial investments (3)	(12,178)
A	Net Financial Debt	45,627
	Gross commitments related to employee benefits (4)	3,716
	Value of associated Long-term assets (5)	(806)
	Taxes receivable (6)	(1,061)
B	Net commitments related to employee benefits	1,849
A + B	Total Debt + Commitments	47,477
	Net Financial Debt / OIBDA (7)	2.73	x

-	Notes:

-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.
-	2015 reported figures include the hyperinflationary adjustments in Venezuela.
(1)	Includes “Non current interest-bearing debt” and 1,220 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 215 million euros of “Other current payables”.
(3)	Includes 3,819 million euros of “Current financial assets” 8,046 million euros of “Non-current financial assets” and 313 million euros of “Trade and other current receivables”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating E-Plus OIBDA corresponding to April-September 2014 and excluding the non-recurring impact from restructuring costs in 2014.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Mar 2015	Jan - Mar 2014	March 2015	December 2014
USA (US Dollar/Euro)	1.126	1.370	1.076	1.214
United Kingdom (Sterling/Euro)	0.743	0.828	0.727	0.779
Argentina (Argentinean Peso/Euro)	9.788	10.356	9.492	10.382
Brazil (Brazilian Real/Euro)	3.215	3.230	3.451	3.225
Chile (Chilean Peso/Euro)	703.349	754.848	674.136	736.654
Colombia (Colombian Peso/Euro)	2,784.003	2,744.855	2,795.576	2,904.688
Costa Rica (Colon/Euro)	610.128	728.863	580.046	662.252
Guatemala (Quetzal/Euro)	8.599	10.658	8.225	9.223
Mexico (Mexican Peso/Euro)	16.844	18.123	16.423	17.898
Nicaragua (Cordoba/Euro)	30.140	34.905	28.964	32.293
Peru (Peruvian Nuevo Sol/Euro)	3.444	3.848	3.332	3.614
Uruguay (Uruguayan Peso/Euro)	27.880	30.325	27.626	29.543
Venezuela (Bolivar Fuerte/Euro) (3)	56.057	68.923	56.057	60.691

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 31/03/15 and 31/12/14.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-March 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the previously denominated SICAD II, (set at 52 Venezuelan bolivar fuerte per US dollar in the last auction), for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	March 2015
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	64%	19%	12%	5%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	March 2015
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	87%	15%	-2%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Stable	25/03/2015
S&P1	BBB	A-2	Stable	05/19/2014
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Closing date	Amount (m)	Currency	Issuer
EQUITY
Capital increase	17-Apr-15	3,048	EUR	Telefónica, S.A.
Capital increase	5-May-15	4,044	BRL	Telefônica Brasil, S.A.

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Schuldscheindarlehen/ Namensschuldverschreibung (1)	13-Mar-15	300	EUR	Telefónica Germany GmbH & Co	2.375%	13-mar-2032

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	30-Mar-15	500	USD	Colombia Telecomunicaciones, S.A. ESP	8.500%	30-Mar-20	USP28768AB86

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	19-Feb-15	2,500	EUR	Telefónica, S.A.	19-Feb-20
Syndicated facility	19-Feb-15	3,000	EUR	Telefónica, S.A.	18-Feb-19

1.	Maximum coupon and maturity date

02

TELEFÓNICA ESPAÑA

Telefónica España’s first quarter results once more reflect a new improvement in the evolution of revenues, on the back of value customer growth, the on-going churn improvement in all services and a more favourable competitive and macroeconomic environment.

Commercial activity maintained a very positive trend during the first quarter of 2015. Thus, Telefónica España continued leading the Pay TV market, with more than 2 million customers (a year-on-year three-fold increase), fibre customers doubled compared to the previous year up to 1.6 million, and mobile contract customers strengthened their growth trend and increased 1.8% year-on-year.

At the same time, Movistar continued adapting its offering to the growing needs of customers, who increasingly demand more advanced features and higher quality of service. For this purpose, download speeds are being increased, through both the deployment of networks (fibre and LTE) and the enhancement of the performance levels rendered through both networks (tripling the speeds over the fibre network up to 300 Mb, and facilitating access to 4G speeds).

Furthermore, in February mobile data allowances included in all “Vive” mobile tariffs were increased between 25% and 36%, while the content available in the pay TV offering continued to grow. This redefinition process of the commercial offering, and the associated tariffs, is supported by the substantial investments carried out in recent years, not only to cover the growing demand, but also to offer a premium in service quality in the market. After the closing of the quarter, on 5 May the “Fusión” convergent offer tariffs were updated.

At the end of March, Telefónica España managed 41.2 million accesses, posting a positive year-on-year growth of 1%, for the first time since the second quarter of 2011 (-1% in December).

•	“Movistar Fusión” had 3.9 million customers and 1.4 million additional mobile lines, with a year-on-year growth of 21% and 15% respectively, representing 76% of fixed broadband accesses and 59% of mobile contract accesses in the consumer segment.

“Movistar Fusión” continued increasing the value of the customer base, as a result of the growing percentage of gross additions adding new services (82% in the quarter vs. 80% in the previous quarter and 71% in the same quarter of 2014), and of subscriptions to higher quality products (fibre and TV). Thus, 23% of “Fusión” customers already have 100 Mb fibre (+8 percentage points year-on-year) and 50% have IPTV (+33 percentage points year-on-year).

Moreover, it is worth highlighting the year-on-year and sequential decline in churn up to 0.9% (1.1% in October-December 2014; -0.3 percentage points year-on-year), while the ARPU stood at 69.6 euros, virtually stable quarter-on-quarter (69.3 euros in the fourth quarter of 2014).

•	Retail fixed telephony accesses fell by 5% year-on-year, with a net loss of 126 thousand accesses in the quarter, one of the lowest since the launch of “Movistar Fusión”.

•	Retail fixed broadband accesses grew by 1% year-on-year to 5.9 million, with quarterly net additions of 42 thousand (13 thousand in October-December 2014) on the back of the solid evolution of fibre and the sustained reduction of churn, which stood at 1.3% (-0.4 percentage points year-on-year; -0.2 percentage points quarter-on-quarter).

Fibre customers maintained a positive performance during the quarter, with net additions of 244 thousand, doubling the figure for the same period of 2014 and similar to that of the fourth quarter. Thus, the fibre customer base totalled 1.6 million (1.2 million with 100Mb), more than doubling vs March 2014, representing 26% of the total broadband base (+14 percentage points year-on-year).

Customer preference for high-speed was one of the highlights for yet another quarter, with 58% of new fibre customers signing up for the 100 Mb product (57% in the previous quarter), with a higher ARPU (10 euros price premium/12 including VAT) compared to 10 Mb accesses.

Quarterly broadband ARPU amounted to 26.4 euros, showing a 15.4% year-on-year growth driven by growth in accesses, the increased weight of TV and UBB customers, as well as the different allocation of “Fusión” revenues.

Premises with fibre coverage reached 11.5 million by the end of March, with a quarterly increase of 1.2 million, while the pace of future deployment remains subject to the definitive regulation. It is important to highlight that the combination of investment effort by Telefónica and other market operators coupled with regulation that has encouraged investment, has allowed Spain to become the leader in Europe in the coverage of new fibre-to-the-home networks and in number of customers connected to the fibre network.

•	Pay TV accesses reached 2.1 million customers, a three-fold increase compared with March 2014. Quarterly net additions reached 255 thousand accesses (58 thousand in the first quarter of 2014), and churn evolution continued to be remarkable standing at a record low of 0.9% (-1.5 percentage points year-on-year; -0.2 percentage points quarter-on-quarter). All this based on the success of “Movistar TV” as one of the offering’s key differentiation levers.

•	Total mobile accesses base stood at 17.4 million by the end of the quarter, down 3% year-on-year, although its evolution continued to gradually improve each quarter.

In the contract segment, it is worth highlighting the positive net additions achieved for the fourth consecutive quarter, 79 thousand during the first three months (22 thousand more than in the previous quarter), driven by the sustained level of gross additions and especially by the churn containment (1.5% excluding M2M; -0.7 percentage points year-on-year) due to the significant improvement of the portability balance (-74% year-on-year).

This trend translated into a positive growth of the contract base of 1.8% year-on-year. At the same time, 82% of mobile voice contract customers of the consumer segment were already on “Fusión” or on tariffs launched since 2013 (78% in December 2014).

The ARPU in the quarter amounted to 15.0 euros, down 6.9% year-on-year, reflecting the evolution of the base and the different revenue allocations of convergent packages.

“Smartphones” accounted for 63% of the mobile voice base, 9 percentage points more than in March 2014 (+2 percentage points year-on-year) and continued to data drive traffic growth (+77% year-on-year). LTE customers stood at 2.2 million, more than doubling compared with March 2014.

LTE coverage reached 59% of the population as of March 2015. It should be mentioned that the freeing up of the 800MHz band on 1st April 2015 will contribute to the faster expansion of LTE coverage throughout the year.

Operating revenues reached 2,878 million euros (-3.8% year-on-year) confirming the recovery path (+1.1 percentage points quarter-on-quarter), mainly reflecting the improved commercial performance, the increased demand for value offers and the diminishing impact of customers’ repositioning, despite the drop in handset sales.

Revenues excluding handset sales for the first three months of the year dropped by 3.5% year-on-year, and improved their trend in 2.6 percentage points compared to the fourth quarter.

Due to the high level of convergence and the different revenue allocations of “Fusión” packages, the revenue breakdown by business is becoming less relevant. However:

•	Fixed business revenues for January-March (2,120 million euros) increased by 1.9% year-on-year (+2.8 percentage points quarter-on-quarter) driven by higher revenues in broadband and new services (TV, data and IT).

•	Mobile business revenues (1,024 million euros) dropped by 11.4% year-on-year, worsening their variation in 4.3 percentage points compared to the fourth quarter, due to the change of trend in handset sales (-10.3% year-on-year; +14.7% in the last quarter of 2014) and to seasonal effects of the previous year.

Operating expenses stood at 1,735 million euros in the first quarter of 2015 and increased by 1.2% year-on-year (vs -0.1% in the previous quarter), mainly due to higher personnel and content expenses.

Breakdown by component:

•	Supplies (604 million euros) increased 3.0% compared with the first quarter of 2014, improving their trend significantly vs the previous quarter (+8.1% in October-December) due to lower interconnection cost and lower mobile handset purchases, and despite the higher growth in content cost.

•	Personnel expenses (557 million euros) rose by 6.0% year-on-year (+0.3 percentage points compared to the fourth quarter of 2014) affected by the resumption of the Company’s contribution to the pension plan since July 2014 (savings of 14 million in January-March 2014). As of the end of the quarter, Telefónica España’s headcount stood at 29,989 employees.

•	Other operating expenses (573 million euros) dropped by 4.7% year-on-year, reflecting the savings resulting from the simplification processes, though due to several non-recurrent impacts their pace of decline is reduce compared with the previous quarter (-13.6%).

In January-March 2015, OIBDA in organic terms, excluding the sale of mobile towers (38 million in January-March 2015 and 46 million in the same period of 2014), eased its pace of year-on-year decline up to 8.4%, with the OIBDA margin standing at 43.2% (-2.1 percentage points year-on-year)

In reported terms, OIBDA reached 1,282 million euros, down 8.6% year-on-year, and the margin stood at 44.5% (-2.3 percentage points year-on-year).

CapEx totalled 414 million euros (+55.0% year-on-year) and included 22 million of spectrum linked to the usage of the 900 MHz band. Excluding this effect, the investment was 46.7% higher year-on-year, and reflected the acceleration in customer connections to fibre, and the investment in fibre and 4G to underpin our leadership in quality.

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2015	2014	Reported		Organic
Revenues	2,878	2,992	(3.8)		(3.8)
Revenues ex-handset revenues	2,752	2,851	(3.5)		(3.5)
Wireless Business	1,024	1,155	(11.4)		(11.4)
Mobile service revenues	897	1,014	(11.6)		(11.6)
Data revenues	376	377	(0.5)		(0.5)
Handset revenues	126	141	(10.3)		(10.3)
Wireline Business	2,120	2,079	1.9		1.9
FBB and new services (1)	1,149	1,040	10.5		10.5
Voice & access revenues	779	921	(15.4)		(15.4)
Other	192	119	61.4		61.4
Internal expenditure capitalized in fixed assets	88	75	16.0		16.0
Operating expenses	(1,735)	(1,714)	1.2		1.2
Supplies	(604)	(587)	3.0		3.0
Personnel expenses	(557)	(526)	6.0		6.0
Other operating expenses	(573)	(602)	(4.7)		(4.7)
Other net income (expense)	5	5	(8.3)		(8.3)
Gain (loss) on sale of fixed assets	46	43	6.0		c.s.
Impairment of goodwill and other assets	(0)	(0)	(40.1)		(40.1)
Operating income before D&A (OIBDA)	1,282	1,402	(8.6)		(8.4)
OIBDA Margin	44.5%	46.9%	(2.3	p.p.)	(2.1	p.p.)
CapEx	414	267	55.0		46.7
Spectrum	22	—	n.m.		n.m.
OpCF (OIBDA-CapEx)	868	1,136	(23.6)		(21.9)

Note:

-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	35,588.4	35,702.4	35,845.3	35,836.7	35,882.6	0.8
Fixed telephony accesses (1)	10,883.9	10,715.4	10,595.2	10,447.8	10,321.9	(5.2)
Internet and data accesses	5,909.5	5,913.8	5,920.9	5,928.7	5,972.7	1.1
Broadband (2)	5,860.3	5,862.0	5,872.7	5,885.9	5,928.3	1.2
Fibre	701.3	861.0	1,068.9	1,316.8	1,560.3	n.m.
Mobile accesses	18,064.7	17,863.6	17,749.7	17,575.4	17,448.6	(3.4)
Prepay	3,996.7	3,767.8	3,559.2	3,328.1	3,122.6	(21.9)
Contract	14,068.0	14,095.8	14,190.5	14,247.3	14,325.9	1.8
M2M (3)	1,446.6	1,491.9	1,566.9	1,612.4	1,662.4	14.9
Pay TV (4)	730.3	1,209.5	1,579.4	1,884.7	2,139.5	n.m.

Wholesale Accesses	5,150.3	5,238.0	5,309.0	5,366.0	5,333.6	3.6
Unbundled loops	3,910.8	3,979.1	4,034.1	4,087.3	4,007.1	2.5
Circuits and wholesale rental	1,239.5	1,258.9	1,274.9	1,278.7	1,326.5	7.0

Total Accesses	40,738.7	40,940.4	41,154.3	41,202.7	41,216.2	1.2

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(3)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected.
(4)	In the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Prepay percentage (%)	22.1%	21.1%	20.1%	18.9%	17.9%	(4.2	p.p.)
Contract percentage (%)	77.9%	78.9%	79.9%	81.1%	82.1%	4.2	p.p.
Smartphones (‘000)	8,738.2	8,989.7	9,008.8	9,535.9	9,801.4	12.2
Prepay	567.2	590.4	442.5	404.2	365.7	(35.5)
Contract	8,171.0	8,399.3	8,566.3	9,131.7	9,435.7	15.5
Smartphone penetration (%)	53.6%	55.9%	56.5%	60.6%	62.8%	9.2	p.p.
Prepay	14.2%	15.7%	12.4%	12.2%	11.7%	(2.5	p.p.)
Contract	66.4%	68.1%	69.2%	73.5%	75.6%	9.2	p.p.
LTE (‘000)	959.2	1,205.7	1,409.6	1,792.6	2,159.0	n.m.
LTE penetration (%)	5.8%	7.4%	8.7%	11.2%	13.7%	7.9	p.p.

FUSIÓN ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Fusión Customers	3,221.3	3,389.3	3,557.5	3,716.9	3,905.9	21.3
Fibre 100	505.3	577.1	649.2	774.8	910.3	80.1
IPTV	538.7	922.0	1,320.7	1,660.2	1,935.9	n.s.
Mobile add-ons	1,245.0	1,303.6	1,352.9	1,394.9	1,436.2	15.4

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg
Fusión ARPU (EUR)	70.2	68.8	69.7	69.3	69.6	(0.8)
Fusión churn	1.3%	1.1%	1.0%	1.1%	0.9%	(0.3	p.p.)

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg
Voice Traffic (Million minutes)	8,588	8,988	8,992	9,033	8,869	3.3
Data traffic (TB)	14,058	15,197	18,295	22,278	24,874	76.9
ARPU (EUR) (1)	16.1	16.0	16.0	15.5	15.0	(6.9)
Prepay	6.3	6.0	6.6	5.9	5.5	(13.1)
Contract (2)	21.0	20.8	20.6	20.0	19.2	(8.5)
Data ARPU (EUR) (1)	6.9	6.9	7.1	7.1	7.2	3.7
% non-SMS over data revenues	94.8%	95.4%	94.5%	95.3%	95.5%	0.7	p.p.
Churn (1)	3.5%	2.0%	1.8%	1.9%	1.8%	(1.7	p.p.)
Contract (2)	2.2%	1.7%	1.5%	1.5%	1.5%	(0.7	p.p.)

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

In the first quarter of 2015 Telefónica Deutschland continued to deliver on key integration with E-Plus activities, posted solid commercial momentum and strong set of financials. The Company aims to become the leading Digital Telco in Germany; with 42.2 million mobile accesses at the end of March.

Among important integration milestones, it is worth highlighting the agreements with Drillisch (sale of 301 shops) and with the Workers Council on the social framework for the announced restructuring program (800 full-time positions will leave the Company in 2015 from a total of 1,600 until 2018). With this, Telefónica Deutschland is well on track to deliver the synergy target for the full year of 250 million euros of operating cash flow.

With the introduction of 3G National Roaming in April 2015 customers already experience first tangible benefits from the merger.

In parallel, Telefónica Deutschland further pursued its successful data monetisation strategy and introduced a new tariff portfolio in February which includes LTE in all tariffs as well as a customer friendly data automatic feature. Also, LTE access has been enabled for all O2 contract customers; accompanied by a country-wide marketing campaign to foster LTE as the key driver of a more digital lifestyle. As a result, O2 consumer customers saw a sequential improvement in the adoption mix of tariffs under the new O2 Blue portfolio, with 32% of gross additions in the first quarter of 2015 taking a tariff with more than 1 Gb monthly allowance. The new data automatic feature within the new O2 Blue portfolio, proved very popular amongst customers in the first two months after its introduction. It provides an unrestrained mobile data experience for the customer and a clear upselling path from increased usage.

Total access base reached 47.7 million at the end of March (+2% year-on-year; 1.9x vs. reported in March 2014), following a continued growth of the mobile base (+2% year-on-year; 2.2x).

Operating highlights were:

•	Contract mobile customer base grew 2% year-on-year and stood at 18.9 million at the end of March, representing 45% of the total mobile base. The prepaid access base totalled 23.3 million, increasing 3% year-on-year.

•	Smartphone penetration stood at 50%[1] at the end of the quarter driven by the strong growth of contract smartphones and increasing penetration in the prepaid segment. LTE customers at the end of March 2015 stood at 5.1 million with a sequential improvement over previous quarters as a result of conscious approach from the Company to maximise the usage of the LTE network via portfolio design, including handsets and the upgrade to LTE of all O2 contract customer base.

•	Contract net additions totalled 141 thousand in the first quarter, lower than in the previous quarter (318 thousand2) with strong performance from partners. This performance reflects the Company’s focus on data monetisation and the new approach to handset sales and subsidies, especially in premium brands (tiered strategy based on value), from the beginning of 2015. Prepaid net additions for January to March were seasonally negative by 87 thousand. Total net additions in the first quarter were 54 thousand.

•	Contract churn excluding M2M improved 0.1 percentage points year-on-year and 0.2 percentage points quarter-on-quarter to 1.7% in the first quarter, mainly as a result of the focus on customer base retention, particularly in premium brands.

[1]	Starting January 2015, smartphones within the partners segment are included in the calculation of smartphone customers and penetration.
[2]	Excludes the impact from contract customer base adjustment in the former E-Plus Group driven by harmonization of criteria and the disconnection of a partner.

•	Mobile ARPU in the first quarter was 10.6 euros (-1.0% year-on-year). Contract ARPU decreased 4.1% year-on-year to 17.2 euros but showed a better sequential ARPU performance of new additions and renewals of O2 brand thanks to increased data usage on the back of LTE. Data ARPU remained stable year-on-year in 5.5 euros.

•	Retail broadband accesses showed a similar volume of net disconnections (-16 thousand) than in the previous quarter. VDSL is contributing with net additions of 66 thousands.

•	Data traffic increased 57.5% year-on-year as a result of increased usage from LTE customers and growing base.

Revenues posted a better year-on-year trend sequentially and grew 2.9% year-on-year in the quarter (+69.4% reported) totalling 1,901 million euros, underpinned by the solid performance of mobile service revenues and a significantly higher contribution of handset revenues.

Mobile service revenues increased 1.5% year-on-year and reached 1,354 million euros in the first three months of the year. This evolution was mainly driven by the continued focus of the Company on mobile data monetisation based on LTE, with a favourable mix in premium brands, better performance in customer base, lower decline of SMS revenues and less dilutive impact from the renewal of expired contracts within the premium customer base.

Mobile data revenues grew 2.2% year-on-year and reached 692 million euros in January-March representing 51% of total mobile service revenues (stable year-on-year). As a result of higher demand for smartphones and LTE, non-SMS data revenue increased 7.3% year-on-year, totalling 488 million euros and reached 71% of total data revenue (+3 percentage points year-on-year vs. the first quarter of 2014).

Handset revenues reached 282 million euros in the first three months of the year (+28.8% year-on-year), due to a strong activity around high-end devices bundled with value proposition based on retention of own customer base.

Fixed revenues totalled 261 million euros in the first quarter, declining by 10.9% year-on-year as a result of lower retail fixed broadband customer base.

Operating expenses were 1,543 million euros in the period up to March 2015 (+2.6% year-on-year). Breakdown by component:

•	Supplies amounted to 659 million euros, of which 45% are hardware costs of sales and 47% connectivity cost of sales.

•	Personnel expenses amounted to 179 million euros, with base salaries making up 77% of total.

•	Other operating expenses amounted to 705 million euros, with a contribution of 57% of commercial costs.

OIBDA in the first quarter (408 million euros) reverted its negative year-on-year trend posted throughout 2014 and increased 9.0% year-on-year (+62.6% reported) driven by flow through from revenues and lower commercial costs from the new approach to customer base and the value based tiered approach to handset subsidies.

Additionally, OIBDA registered a positive non-recurrent impact of 17 million euros from the sale of “yourfone GmbH” to Drillisch. As a result, OIBDA margin reached 21.5% (+1.2 percentage points year-on-year). Excluding the impact from the sale of “yourfone”, OIBDA grew 4.4% year-on-year and OIBDA margin increased 0.3 percentage points year-on-year.

CapEx totalled 221 million euros for the first three months (+2.9% year-on-year; +67.3% reported), with an accelerated deployment of the LTE network giving a clear priority to urban areas (outdoor coverage of 68% at the end of March).

Operating Cash Flow (OIBDA-CapEx) totalled 187 million euros (+6.4% year-on-year excluding the disposal of yourfone; +57.5% reported).

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2015	2014	Reported		Organic
Revenues	1,901	1,122	69.4		2.9
Wireless Business	1,636	827	97.8		5.4
Mobile service revenues	1,354	707	91.6		1.5
Data revenues	692	350	97.9		2.2
Handset revenues	282	120	n.s.		28.8
Wireline Business	261	293	(10.9)		(10.9)
FBB and new services (1)	197	209	(5.3)		(5.3)
Voice & access revenues	63	81	(22.2)		(22.2)
Other	1	4	(80.1)		(80.1)
Internal expenditure capitalized in fixed assets	23	17	33.7		33.7
Operating expenses	(1,543)	(898)	71.9		2.6
Supplies	(659)	(427)	54.3		4.5
Personnel expenses	(179)	(108)	65.8		(1.7)
Other operating expenses	(705)	(362)	94.5		2.0
Other net income (expense)	10	9	12.7		(23.4)
Gain (loss) on sale of fixed assets	17	0	n.m.		n.m.
Impairment of goodwill and other assets	—	—	—		—
Operating income before D&A (OIBDA)	408	251	62.6		9.0
OIBDA Margin	21.5%	22.3%	(0.9	p.p.)	1.2	p.p.
CapEx	221	132	67.3		2.9
Spectrum	—	—	n.m.		n.m.
OpCF (OIBDA-CapEx)	187	119	57.5		17.3

Note:

-	The Consolidated Income Statement of Telefónica Deutschland includes E-Plus from the fourth quarter 2014.
-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	23,875.7	23,964.3	24,113.2	46,548.3	46,572.8	95.1
Fixed telephony accesses (1)	2,109.1	2,078.2	2,050.9	2,036.4	2,022.0	(4.1)
Internet and data accesses	2,491.7	2,450.2	2,413.4	2,387.0	2,371.6	(4.8)
Broadband	2,225.9	2,191.4	2,160.8	2,143.8	2,128.3	(4.4)
Mobile accesses	19,274.9	19,435.9	19,648.9	42,124.9	42,179.2	n.m.
Prepay	8,910.9	8,919.7	8,989.3	23,350.7	23,264.2	n.m.
Contract (2)	10,364.0	10,516.1	10,659.6	18,774.1	18,915.0	82.5
M2M	94.6	97.5	106.0	414.0	443.4	n.m.
Pay TV	—	—	—	—	0.0	—
Wholesale Accesses	1,128.0	1,151.8	1,137.6	1,113.3	1,085.3	(3.8)

Total Accesses	25,003.7	25,116.1	25,250.8	47,661.5	47,658.1	90.6

-	E-Plus accesses are consolidated from the fourth quarter 2014.
(1)	Includes fixed wireless and VoIP accesses.
(2)	In the fourth quarter of 2014, 428 thousand accesses were excluded from customer base on adjustments in the former E-Plus driven by the harmonization of criteria and the disconnection of a partner.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Prepay percentage (%)	46.2%	45.9%	45.7%	55.4%	55.2%	8.9	p.p.
Contract percentage (%)	53.8%	54.1%	54.3%	44.6%	44.8%	(8.9	p.p.)
Smartphones (‘000)	5,957.2	6,057.2	6,230.7	11,422.2	20,364.1	n.m.
Prepay	792.1	773.1	791.0	1,450.6	9,086.7	n.m.
Contract	5,165.1	5,284.1	5,439.6	9,971.6	11,277.4	n.m.
Smartphone penetration (%)	32.8%	33.1%	33.8%	29.0%	49.8%	17.0	p.p.
Prepay	9.4%	9.1%	9.3%	6.4%	39.6%	30.2	p.p.
Contract	53%	54%	55%	59%	63%	9.8	p.p.
LTE (‘000) (1)	464.0	667.2	963.3	3,098.0	5,146.0	n.m.
LTE penetration (%) (1)	2.4%	3.5%	4.9%	7.4%	12.3%	9.9	p.p.

-	E-Plus accesses are consolidated from the fourth quarter 2014.
(1)	Smartphones from partners are included from January 2015.

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg
Voice Traffic (Million minutes)	7,572	7,775	7,398	18,441	15,837	n.m.
Data traffic (TB)	10,569	11,247	12,898	37,159	40,172	n.m.
ARPU (EUR)	12.1	12.5	12.7	10.9	10.6	(12.1)
Prepay	5.0	5.2	5.3	5.6	5.6	13.3
Contract (1)	18.5	18.8	19.1	17.7	17.2	(7.0)
Data ARPU (EUR)	6.0	6.1	6.2	5.7	5.5	(9.3)
% non-SMS over data revenues	72.0%	72.5%	73.8%	68.9%	70.5%	(1.5	p.p.)
Churn	2.4%	1.9%	1.9%	2.9%	2.4%	0.0	p.p.
Contract (1)	1.6%	1.3%	1.5%	2.7%	1.7%	0.1	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

04

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

During the first quarter of 2015, Telefónica Brasil strengthened its strategy in value growth leveraged on the differential quality of its network and the innovation of its commercial offers. Thus, revenue year-on-year growth accelerated sharply in the first three months of the year to 4.3% and OIBDA, despite the negative impact of the macroeconomic environment and regulatory changes, increased by 0.9% year-on-year.

Likewise, it is worth highlighting the acceleration in year-on-year growth of mobile data revenues following the implementation of a measure to charge any data consumed once customers exceed their data allowance, with the aim of improving both service monetisation and network quality.

On the other hand, the results were affected by the application, since 25 February 2015, of a new step in the progressive reduction of termination rates in the mobile business (-33.0%) and of the fixed-mobile retail tariff (VC: -23.3%).

Regarding the acquisition of GVT, progress has been made in the final phases of the creation of the country’s leading telecommunications company. Thus, the competition and telecommunication regulator authorities (“CADE” and “Anatel”) granted the corresponding conditioned authorisations for the acquisition of the Company, and Telefónica Brasil’s capital increase has been successfully completed to fund said acquisition. The final closing of the operation is pending the approval of the Extraordinary Shareholders’ Meeting, which will be held on 28 May.

Telefónica managed 97.4 million accesses in Brazil, 4% more than in March 2014, despite the application of more restrictive criteria for prepay customers.

With respect to the operating evolution of the mobile business:

•	Telefónica Brasil maintained its leadership in the high value segments with a contract market share of 41.6% and 38.3% in LTE accesses. Likewise, and despite applying more restrictive criteria for prepay customers than other operators, the market share of accesses increased to 28.9% (+0.2 percentage points year-on-year).

•	Mobile accesses reached 81.9 million (+4% year-on-year) due to the contract segment increase (+16% year-on-year), which represented 35% of the total (+4 percentage points year-on-year). Likewise, smartphones should be highlighted (+49% year-on-year) which increased their penetration to 40% (+12 percentage points year-on-year). The Company continued to lead the 4G coverage in the country reaching 141 cities covered and a total of 3.9 million accesses.

•	Net additions in the quarter totalled 1.9 million accesses, the highest of the last 8 quarters, following the significant improvement recorded in churn (-0.6 percentage points year-on-year). On a segment basis, it is worth noting both the performance in prepay, which turned to positive again in this quarter (+1.4 million accesses), and in contract (+551 thousand; gross additions similar to the first quarter of 2014).

•	Data traffic increased by 50.1% compared to January-March 2014, as a result of the aforementioned smartphone performance and higher consumption per customer. However, growth slowed down compared to previous quarters due to the above mentioned change in data tariffs. Voice traffic stood at similar levels to those of the previous year.

•	ARPU improved its year-on-year trend to 3.3% in the quarter due to the outgoing ARPU (+9.6%year-on-year), which is, at the same time, explained by the data ARPU (+25.6% year-on-year). On the other hand, top-ups increased by 6% year-on-year.

In the fixed business:

•	Traditional accesses stood at 10.6 million (-2% year-on-year) after losing 134 thousand customers in the January-March period as a result of the lower commercial activity of Fixed Wireless (following the implementation of strict credit-control policies) and a similar loss of accesses in the traditional copper business.

•	Retail broadband accesses (3.9 million accesses) lost 13 thousand accesses in the quarter, however net additions in fibre stood at 54 thousand accesses (+70% year-on-year), already reaching 429 thousand connected accesses (+82% year-on-year) over a total of 4.3 million of premises passed in Sao Paulo (2.3 million as of March 2014). The gradual increase in fibre penetration resulted in an increase in the quality of the broadband accesses base (fibre ARPU is 1.5 times higher than the average broadband ARPU).

•	Pay TV accesses continued to show growth acceleration (+23% year-on-year), after registering net quarterly additions of 20 thousand accesses (4 times vs. first quarter of 2014) thanks to IPTV accesses (80% of the quarter’s total net additions), with an ARPU 1.4 times higher than the average ARPU of pay TV accesses.

Revenues for the January-March 2015 period reached 2,794 million euros and accelerated significantly their year-on-year growth to 4.3% (+1.6% in the fourth quarter of 2014, excluding extraordinary impacts) despite the negative impact of regulation (contribution of -3.2 percentage points to the year-on-year change in the quarter).

Mobile business revenues totalled 1,942 million euros, up 8.4% compared to the first three months of 2014 (+1.9% year-on-year in the fourth quarter of 2014).

•	Mobile service revenues reached 1,836 million euros and grew 8.4% year-on-year, underpinned by the strong increase of outgoing revenues (+14.0% year-on-year). Excluding the impact of the reduction of interconnection rates, mobile service revenue would increase 11.6% year-on-year.

•	Data revenues (39% of service revenues) were the main lever for the acceleration of total revenues, after increasing by 30.6% in the quarter (+20.3% in the fourth quarter of 2014) reflecting the measures implemented to improve monetisation and service quality. Thus, non-SMS data revenues grew by 42.0% year-on-year (+35.5% in the fourth quarter of 2014) and SMS revenues improved their year-on-year trend (-3.7% vs. -16.6% in the previous quarter).

•	Handset revenues increased 8.3% year-on-year due to the higher weight of smartphone and LTE devices.

Fixed business revenues totalled 852 million euros in the first quarter of the year and also improved their year-on-year trend (-4.0% vs. -4.8% in the fourth quarter of the previous year), despite the regulatory impact (-3.6 percentage points).

•	Broadband and new services revenues increased 5.5% year-on-year, highlighting the revenue growth of pay TV (+22.0% year-on-year) and the growing contribution of the fibre business.

•	Voice and access revenues declined by 9.9% vs. January-March 2014, affected by the fixed to mobile substitution and regulatory impact.

Operating expenses (1,933 million euros) increased by 4.9% compared to the first three months of the previous year as a result of the US dollar’s appreciation, the price increases and the worsening of the macro environment. However, they continued to grow below inflation, thanks to the greater level of efficiency achieved. Breakdown by component:

•	Supplies (665 million euros) increased by 1.3% year-on-year due to the higher costs of devices and content (both affected by the appreciation of the US dollar vs. the Brazilian real), which were partially offset by lower interconnection costs associated with the regulatory changes.

•	Personnel expenses (220 million euros) grew by 1.4% year-on-year, well below the inflation increase, reflecting the benefits from headcount restructures and incentivised redundancies applied in previous years.

•	Other operating expenses (1,048 million euros) grew by 8.1% vs. January-March of the previous year driven by higher expenses from bad debt provisions and higher network (improvement of fixed and mobile networks) and commercial costs (focused on capturing higher-value customers).

Thus, OIBDA for the first three months of the year stood at 840 million euros, 0.9% more than in the same period of the previous year, as a result of the solid growth of revenues and the ongoing efficiency effort, which offset the negative impact of regulation (which reduced year-on-year growth by 3.8 percentage points) and the increase in costs linked to higher inflation and the US dollar appreciation. Thus, the OIBDA margin stood at 30.1% in the first quarter of 2015 (-1.0 percentage points year-on-year).

CapEx amounted to 395 million euros in the quarter (+26.8% year-on-year in organic terms) and was mainly devoted to the deployment of the fibre network in the fixed business and of 4G in the mobile business, as well as to increase capacity and improve the 3G network.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2015	2014	Reported		Organic
Revenues	2,794	2,666	4.8		4.3
Wireless Business	1,942	1,783	8.9		8.4
Mobile service revenues	1,836	1,686	8.9		8.4
Data revenues	718	547	31.2		30.6
Handset revenues	105	97	8.8		8.3
Wireline Business	852	883	(3.5)		(4.0)
FBB and new services (1)	363	343	5.9		5.5
Voice & access revenues	481	532	(9.5)		(9.9)
Others	8	9	(8.0)		(8.4)
Internal exp. capitalized in fixed assets	10	12	(17.3)		(17.6)
Operating expenses	(1,933)	(1,835)	5.4		4.9
Supplies	(665)	(654)	1.7		1.3
Personnel expenses	(220)	(216)	1.8		1.4
Other operating expenses	(1,048)	(965)	8.6		8.1
Other net income (expense)	(28)	(13)	n.m.		n.m.
Gain (loss) on sale of fixed assets	(2)	(4)	(38.9)		(38.9)
Impairment of goodwill and other assets	(1)	1	c.s.		c.s.
Operating income before D&A (OIBDA)	840	828	1.4		0.9
OIBDA Margin	30.1%	31.1%	(1.0	p.p.)	(1.0	p.p.)
CapEx	395	310	27.4		26.8
Spectrum	—	—	n.m.		n.m.
OpCF (OIBDA-CapEx)	445	518	(14.2)		(14.6)

Note:

-	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	94,028.1	95,071.1	95,601.5	95,528.6	97,339.9	3.5
Fixed telephony accesses (1)	10,828.1	10,929.1	10,942.1	10,743.4	10,609.4	(2.0)
Internet and data accesses	4,094.5	4,103.5	4,114.8	4,082.6	4,066.5	(0.7)
Broadband (2)	3,933.0	3,944.9	3,961.6	3,939.8	3,926.5	(0.2)
Fibre	235.8	273.3	322.1	374.6	428.5	81.7
Mobile accesses	78,460.8	79,350.7	79,817.0	79,932.1	81,873.2	4.3
Prepay	53,552.8	53,188.5	52,639.8	51,582.4	52,972.3	(1.1)
Contract	24,908.0	26,162.3	27,177.2	28,349.7	28,900.8	16.0
M2M	2,629.0	2,920.1	3,197.5	3,506.9	3,687.5	40.3
Pay TV	644.8	687.8	727.6	770.6	790.9	22.7
Wholesale Accesses	27.5	27.0	26.2	25.9	25.4	(7.6)

Total Accesses T. Brasil	94,055.6	95,098.1	95,627.7	95,554.5	97,365.2	3.5

Terra Accesses	379.3	361.8	329.9	329.9	269.0	(29.1)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Prepay percentage (%)	68.3%	67.0%	66.0%	64.5%	64.7%	(3.6	p.p.)
Contract percentage (%)	31.7%	33.0%	34.0%	35.5%	35.3%	3.6	p.p.
Smartphones (‘000)	20,227.6	23,190.9	28,950.0	30,076.8	30,216.9	49.4
Prepay	12,117.3	14,231.3	18,758.7	18,997.3	18,710.6	54.4
Contract	8,110.3	8,959.6	10,191.3	11,079.5	11,506.3	41.9
Smartphone penetration (%)	28.0%	31.8%	39.5%	41.1%	40.3%	12.3	p.p.
Prepay	22.7%	26.8%	35.8%	37.0%	35.5%	12.8	p.p.
Contract	43.0%	45.1%	49.1%	50.9%	51.8%	8.8	p.p.
LTE (‘000)	987.0	1,476.4	2,019.7	2,950.4	3,943.1	n.m.
LTE penetration (%)	1.3%	1.9%	2.6%	3.9%	5.0%	3.7	p.p.

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	31,500	30,503	31,536	33,872	31,398	(0.3)
Data traffic (TB)	43,342	48,337	56,879	64,154	65,043	50.1
ARPU (EUR)	7.0	7.3	7.5	7.4	7.2	3.3
Prepay	3.8	3.9	4.0	4.0	3.8	(1.4)
Contract (1)	15.3	15.8	16.0	15.6	15.3	(0.6)
Data ARPU (EUR)	2.3	2.6	2.7	2.8	3.0	25.6
% non-SMS over data revenues	75.1%	76.3%	78.0%	79.8%	81.6%	6.6	p.p.
Churn	3.4%	3.5%	3.7%	4.0%	2.9%	(0.6	p.p.)
Contract (1)	1.5%	1.5%	1.8%	1.7%	1.8%	0.2	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

05

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

In the first quarter of 2015 Telefónica Hispanoamérica posted solid year-on-year growth in both revenue and OIBDA, consolidating the trend of OIBDA margin expansion with an increasing contribution mainly from Mexico and Colombia.

On the other hand, for better interpretation of the results in reported terms in Venezuela, the comparative figures for the first quarter of 2014 have been restated applying the exchange rate used in the conversion for the full year 2014 results (50 bolivar fuerte per dollar).

Telefónica Hispanoamérica total accesses reached 132.5 million as of March 2015 (+4% year-on-year).

Operating trends in the mobile business include the following:

•	Mobile accesses totalled 111.1 million (+4% year-on-year) with growth of both the contract segment (+3% year-on-year) and the prepay segment (+4% year-on-year); and with smartphones progressively increasing their weight over the access base (29%; +6 percentage points year-on-year). Thus, quarterly smartphone net additions (3.1 million; +62% year-on-year) drove accesses growth to 35% year-on-year.

•	Net additions in the first quarter reached 797 thousand accesses after registering gross additions 4% higher than in the same period of 2014, with a notably higher commercial intensity in Mexico, and a churn of 3.2% (-0.4 percentage points year-on-year), with a churn in the contract segment of 1.6%, virtually stable in the year-on-year comparison (+0.1 percentage points).

•	ARPU in January-March grew by 6.2% year-on-year driven by the strong growth in both voice traffic (+6%) with an increase in the number of minutes per customer of 3% year-on-year; and data traffic (+52%) due to the aforementioned strong growth in smartphones and the growth in average consumption per smartphone (+44%).

Regarding operating trends in the fixed business:

•	Fixed accesses totalled 13.3 million (-2% year-on-year) with net losses of 108 thousand accesses in the quarter, significantly below the net losses recorded in the first quarter of 2014 (-218 thousand).

•	Retail broadband accesses stood at 5.5 million and continued to show a solid year-on-year growth of 6% after registering net additions of 73 thousand accesses in the quarter (+23% year-on-year). Particularly noteworthy was the increase in service quality, reflected in the migration of the customer base to higher speeds (50% at speeds above 4Mb; +8 percentage points year-on-year).

•	Pay TV net additions in the quarter reached a record high of 104 thousand accesses (+78% year-on-year). Thus, the total number of accesses totalled 2.5 million (+16% year-on-year), with a noteworthy positive trend in Peru and Venezuela.

Revenues reached 3,665 million euros in the first quarter, up 9.7% year-on-year in organic terms (+11.3% excluding regulatory changes mainly in Chile, Colombia and Mexico). In reported terms, revenues grew by 19.6% year-on-year, with a better trend in the year-on-year comparison of exchange rates vs. the euro in all the countries in the region, except for the Colombian peso.

•	Mobile service revenues increased by 9.4% organic year-on-year, underpinned, on the one hand, by data revenues (+13.4% year-on-year), which already account for 33% of service revenues (+1 percentage points year-on-year) driven by the strong momentum in non-SMS data revenues (+25.1% year-on-year; 79% of data revenues), and, on the other, by voice revenues, which increased by 5.8% year-on-year in the quarter.

•	Handset revenues grew by 11.8% year-on-year in the quarter due to a more rational environment in terms of subsidies and a higher availability of handsets in Venezuela.

•	Fixed business revenues increased by 9.7% year-on-year in the first quarter of 2015, with an acceleration of growth in broadband and new service revenues to 17.8% year-on-year (with double-digit growth in Chile, Peru and Argentina), more than offsetting the 2.0% decrease in voice and access revenues.

Operating expenses stood at 2,583 million euros in the first quarter of 2015, 7.6% more than in the same period of the last year. A breakdown by component:

•	Supplies (1,030 million euros) grew by 0.9% year-on-year in the quarter and reflect, on the one hand, a higher level of commercial activity with high-end handsets and the depreciation of the exchange rates vs the Dollar in most countries in the region, and, on the other, the positive impact of termination rates cut in Chile, Colombia and Mexico.

•	Personnel expenses (418 million euros) increased by 14.2% year-on-year in the first quarter, with growth slowing down vs. the previous quarter, as a result of the restructuring plans being implemented in the region, which were offsetting the impact of inflation.

•	Other operating expenses (1,135 million euros) grew by 11.9% vs. January-March 2014, due to the widespread increase in prices and the depreciation of exchange rates vs. the dollar in some countries in the region, as well as a more intense commercial activity.

OIBDA reached 1,127 million euros in the quarter, 14.5% more than in the first quarter of 2014 in organic terms, as the lower contribution from Venezuela was offset by growing contributions from countries such as Mexico and Colombia.

Thus, the OIBDA margin stood at 30.8%, 1.3 percentage points above the first three months of last year, with noteworthy margin expansion in Mexico, Colombia and Argentina.

CapEx totalled 622 million euros in the January-March period, with organic year-on-year growth of 13.7%, excluding 139 million euros in spectrum acquisitions in the first quarter of 2015 (133 million in Ecuador and 6 million in Chile) and 187 million in the million in the first quarter of 2014 (108 in Colombia and 79 million in Panama). Investments were dedicated to the roll out of new generation networks, with LTE available in most countries in the region, as well as to the ongoing improvement of the transport network to tackle the strong traffic increase.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2015	2014	Reported		Organic
Revenues	3,665	3,066	19.6		9.7
Internal exp. capitalized in fixed assets	27	24	15.1		6.3
Operating expenses	(2,583)	(2,193)	17.8		7.6
Supplies	(1,030)	(925)	11.3		0.9
Personnel expenses	(418)	(338)	23.8		14.2
Other operating expenses	(1,135)	(930)	22.0		11.9
Other net income (expense)	17	17	2.5		(3.7)
Gain (loss) on sale of fixed assets	0	(1)	c.s.		(91.7)
Impairment of goodwill and other assets	—	—	—		c.s.
Operating income before D&A (OIBDA)	1,127	912	23.5		14.5
OIBDA Margin	30.8%	29.8%	1.0	p.p.	1.3	p.p.
CapEx	622	579	7.4		13.7
Spectrum	139	187	(25.4)
OpCF (OIBDA-CapEx)	505	334	51.4		15.1

Note:

-	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014.
-	OIBDA before management and brand fees.
-	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	127,595.0	128,691.4	129,347.1	131,586.6	132,461.8	3.8
Fixed telephony accesses (1) (2) (3)	13,561.0	13,603.4	13,515.7	13,374.4	13,266.5	(2.2)
Internet and data accesses	5,194.5	5,285.0	5,371.3	5,433.8	5,516.0	6.2
Broadband (4)	5,134.5	5,228.7	5,315.1	5,379.4	5,452.7	6.2
Mobile accesses	106,647.6	107,508.3	108,117.1	110,346.5	111,143.1	4.2
Prepay (5) (6)	83,703.0	84,197.0	84,688.7	86,698.0	87,454.6	4.5
Contract	22,944.6	23,311.3	23,428.4	23,648.5	23,688.6	3.2
M2M	1,873.3	1,923.3	1,970.9	2,062.2	2,125.9	13.5
Pay TV	2,192.0	2,294.6	2,343.0	2,431.9	2,536.2	15.7
Wholesale Accesses	21.8	21.8	112.7	16.4	31.4	43.8

Total Accesses T. Hispanoamerica	127,616.8	128,713.1	129,459.8	131,603.0	132,493.2	3.8

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(5)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(6)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	% Chg
Prepay percentage (%)	78.5%	78.3%	78.3%	78.6%	78.7%	0.2	p.p.
Contract percentage (%)	21.5%	21.7%	21.7%	21.4%	21.3%	(0.2	p.p.)
Smartphones (‘000)	23,057.9	25,092.5	27,257.6	27,992.8	31,048.7	34.7
Prepay	12,002.8	13,445.2	15,356.9	15,687.5	18,205.6	51.7
Contract	11,055.1	11,647.3	11,900.7	12,305.3	12,843.1	16.2
Smartphone penetration (%)	22.4%	24.2%	26.1%	26.3%	28.9%	6.5	p.p.
Prepay	14.5%	16.1%	18.3%	18.3%	21.0%	6.5	p.p.
Contract	55.2%	57.1%	58.0%	59.4%	61.9%	6.7	p.p.
LTE (‘000)	348.3	632.8	1,113.3	1,989.8	2,811.4	n.m.
LTE penetration (%)	0.3%	0.6%	1.1%	1.8%	2.6%	2.2	p.p.

Telefónica Argentina

(year-on-year changes in organic terms)

In the first quarter of 2015, Telefónica Argentina maintained a solid year-on-year revenue growth and a strong expansion of the OIBDA margin, as a result of the efficiency plans implemented and the rationalisation of the commercial costs to offset the impact of the inflation.

As a proof of its commitment to offering the best telecommunication services in Argentina, the Company continued with the deployment of LTE and expects to cover all provincial capitals with this technology by year-end, after having started the deployment in the city of Buenos Aires as of the end of last year.

The Company managed 26.3 million accesses as of March 2015 (stable year-on-year). In the mobile business, the main highlights include:

•	Mobile accesses amounted to 19.7 million (+1% year-on-year) and posted net losses of 278 thousand accesses in the quarter (-313 thousand in the same period of the previous year) as a result of the seasonality and the lower commercial intensity affected by the Country’s low consumption levels. Contract churn remained at a low level (1.1%) and prepay churn decreased by 0.3 percentage points year-on-year.

•	It is worth noting the positive performance of the smartphones, which increased by 7% and reached a penetration of 32% (+2 percentage points year-on-year).

•	Voice traffic (+4%) and data traffic (+73%) grew year-on-year above accesses driven by a higher consumption per access and the higher penetration of smartphones.

•	Thus, ARPU continued to show the same high growth levels as in the previous quarter (+24.0% year-on-year) due to the increase in traffic and the better monetisation of voice and data services.

Regarding the commercial activity in the fixed business:

•	Traditional fixed accesses totalled 4.7 million (-2% year-on-year) and recorded net losses of 34 thousand customers in the first three months of the year as a results of the low commercial activity and despite the success of the customer retention policy (churn remained at 0.8%).

•	Retail broadband accesses (1.9 million) grew by 2% compared to March 2014 after posting net additions in January-March of 1 thousand customers, with controlled churn at benchmark levels (1.4%). At the same time, the quality of the accesses continued to improve, with 31% of the access base at speeds above 4 Mb (+2 percentage points year-on-year).

Revenues totalled 935 million euros in the first quarter of 2015, 23.4% of year-on-year growth (22.2% in the previous quarter), driven by both the fixed and the mobile businesses.

Thus, mobile business revenues amounted to 599 million euros (+21.2% compared to the first three months of the previous year).

•	Mobile service revenues accelerated its year-on-year growth to 23.8%, underpinned by the aforementioned higher traffic volumes.

Data revenues decreased by 5.3% year-on-year as a consequence of the change in the commercial model for selling contents since the fourth quarter of 2014 (reducing year-on-year growth by 17 percentage points). Thus, non-SMS data revenues dropped by 8.1% year-on-year in the quarter and account for 56% of mobile data.

Fixed business revenues stood at 336 million euros after growing by 27.3% compared to January-March 2014.

•	Voice and access revenues increased by 15.3% year-on-year driven by ARPU growth.

•	Broadband and new service revenues grew by 38.4% year-on-year, reflecting the strategy of improving the quality of the access base, and account for 56% of fixed revenues (+5 percentage points year-on-year).

Operating expenses in the first quarter totalled 665 million euros, 17.9% more than in the same period of the previous year, mainly driven by higher network, system and structure costs, affected by the impact of the inflation, that were partially offset by the efficiency measures implemented, as well as by lower commercial costs for capturing new customers.

OIBDA amounted to 273 million euros in the the first three months and grew by 38.3% year-on-year. The OIBDA margin stood at 28.8%, posting an expansion of 3.3 percentage points with respect to January-March 2014.

CapEx for the quarter (146 million euros) increased by 21.7% and was mainly devoted to the expansion of fixed and mobile networks and the development of new products and services.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	935	716	30.5		23.4
Wireless Business	599	467	28.2		21.2
Mobile service revenues	529	404	31.0		23.8
Data revenues	201	201	0.2		(5.3)
Handset revenues	71	64	10.8		4.7
Wireline Business	336	249	34.7		27.3
FBB and new services (1)	189	129	46.4		38.4
Voice & access revenues	131	108	22.0		15.3
Others	15	12	22.3		15.6
OIBDA	273	187	46.3		38.3
OIBDA margin (2)	28.8%	25.6%	3.3	p.p.
CapEx	146	114	28.8		21.7
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	127	73	73.6		64.1

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	Margin over revenues includes fixed to mobile interconnection.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	26,300.0	26,159.9	25,910.5	26,629.1	26,318.5	0.1
Fixed telephony accesses (1)	4,812.7	4,779.6	4,750.4	4,726.8	4,693.2	(2.5)
Fixed wireless	342.8	323.0	304.5	296.0	285.9	(16.6)
Internet and data accesses	1,845.4	1,854.5	1,870.7	1,880.2	1,880.7	1.9
Broadband (2)	1,834.2	1,842.3	1,859.0	1,870.5	1,871.8	2.0
Mobile accesses	19,641.9	19,525.8	19,289.4	20,022.1	19,744.6	0.5
Prepay	12,649.6	12,522.0	12,337.2	12,957.6	12,778.0	1.0
Contract	6,992.3	7,003.8	6,952.1	7,064.5	6,966.5	(0.4)
M2M	452.6	454.9	470.8	470.7	455.4	0.6
Wholesale Accesses	14.0	13.9	104.9	8.4	23.3	65.9

Total Accesses	26,314.0	26,173.9	26,015.4	26,637.6	26,341.7	0.1

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	5,480	5,773	5,870	5,959	5,674	3.5
Data traffic (TB)	5,836	6,549	7,284	8,541	10,069	72.5
ARPU (EUR)	7.0	6.8	7.4	8.3	9.1	24.0
Prepay	2.1	2.2	2.3	2.7	2.7	21.6
Contract (1)	16.7	15.9	17.6	19.4	22.3	26.3
Data ARPU (EUR)	3.4	3.3	3.4	3.3	3.4	(6.7)
% non-SMS over data revenues	57.9%	59.1%	61.5%	57.3%	56.2%	(1.7	p.p.)
Churn	3.2%	3.2%	3.1%	2.6%	3.1%	(0.1	p.p.)
Contract (1)	1.1%	1.2%	1.2%	1.0%	1.1%	0.0	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Chile

(year-on-year changes in organic terms)

In the first quarter of 2015, Telefónica Chile maintained a solid performance in underlying terms; although revenue and OIBDA growth continued to be negatively affected by the strong regulatory impact.

The Company maintained its focus on providing the best service quality, reinforced with the progressive deployment of the VDSL and fibre networks (307 thousand premises passed as of March 2015) and LTE (coverage of 67% of the population). Likewise, in the quarter, the Company acquired the spectrum awarded in the first quarter of last year in the 700 MHz band (2x10 MHz) for 6 million euros approximately.

On the other hand, since 25 January 2015 the new mobile termination rates started to be applied (-16%). Additionally, since 1 May 2014 the “Nuevo Decreto Tarifario Fijo” has been applied (-37% in the fixed network termination rate) and on 25 March 2014 the long distance national charge started to be gradually eliminated. The impact of all these regulatory changes reduced the year-on-year growth of the quarter by 4.2 percentage points in revenues and 4.3 percentage points in OIBDA.

Telefónica Chile managed 13.9 million accesses as of March 2015, with year-on-year growth of 2%. Highlights in the mobile business were:

•	Mobile accesses amounted to 10.6 million (+2% year-on-year), with increases both in the contract (+3%) and prepay (+2%) segments.

•	Net losses of 41 thousand mobile accesses were recorded in the quarter due to the fact that, despite a similar commercial activity to that of the same period in 2014, there was an increase in churn mainly associated with low-value prepay customers as a result of the increased competitive intensity. In the contract segment, there was once again another quarter of positive portability (+8 thousand customers) and LTE accesses continued growing at a healthy pace, reaching 538 thousand accesses as of March 2015.

•	Smartphones with an associated data plan increased by 13% year-on-year, reaching 2.8 million and a penetration of 28% (+2 percentage points year-on-year).

•	Voice traffic continued improving the year-on-year trend and remained stable during the first three months of the year, driven by the higher base of value accesses. In addition, the focus on capturing mobile data was translated into data traffic (+27% year-on-year).

•	ARPU posted a better year-on-year trend (-1.4%) compared to the fourth quarter of 2014 (-10.1%) due to the lower impact of regulatory changes. Outgoing ARPU consolidated its year-on-year trend and increased 2.1% on the back of the data ARPU (+24.5% year-on-year).

Regarding the commercial activity in the fixed business, broadband and pay TV maintained good commercial momentum thanks to the success of its three-service bundled campaign.

•	Traditional fixed accesses stood at 1.6 million as of March (-4% year-on-year), with a net loss of 21 thousand accesses in January-March, similar to the one recorded in recent quarters (-23 thousand in the first quarter of 2014).

•	Retail broadband accesses increased by 8% year-on-year to 1.1 million and net additions totalled 16 thousand accesses in the first quarter (7 thousand a year ago). However, the 21 thousand net additions in fibre and VDSL during the period provide evidence of the higher quality of the customer base.

•	Pay TV accesses (616 thousand) grew by 17% compared to March 2014 and registered net quarterly additions of 15 thousand accesses, as a result of a differential offer leveraged on platform improvements and HD channel broadcasts.

Revenues in the January-March 2015 period amounted to 565 million euros and remained stable year-on-year (+0.4%) being negatively affected by the aforementioned regulation. Excluding this effect, revenues would have grown by 4.6%.

Mobile business revenues stood at 339 million euros (-1.0% with respect to the first three months of 2014).

•	Mobile service revenues (304 million euros) decreased by 1.1% year-on-year due to the drop in termination rates. Stripping out this effect, service revenues would have increased by 3.6% mainly driven by the larger mobile contract base and higher average consumption of data and voice.

Data revenues (+26.7% compared to the first quarter of 2014) represented 32% of service revenues (+7 p.p. year-on-year) and non-SMS revenues remained as the key lever of this growth (+33.5% year-on-year in January-March) accounting now for 94% of data revenues (+5 percentage points year-on-year).

•	Handset revenues increased slightly year-on-year (+0.4%).

Fixed business revenues reached 226 million euros in the first quarter (+2.5% year-on-year) boosted by growth in broadband and TV revenues, as a result of the success of the service bundling strategy and despite the negative impact of the regulatory changes mentioned above. Stripping out regulatory effects, revenues would have grown by 6.7% year on year in the quarter (+3.6% in the fourth quarter of 2014).

•	Broadband and new services revenues increased by 13.4% year-on-year in the quarter due to the growth in broadband and pay TV accesses and by the improvement of ARPU. Thus, these revenues account for 67% of fixed revenues (+6 percentage points year-on-year).

•	Voice and access revenues (-14.1% year-on-year in the quarter) continued to be affected by the regulatory changes and by the fixed to mobile substitution effect.

Operating expenses amounted to 399 million euros in the first quarter of the year and grew by 2.1% year-on-year due to the higher commercial expenses associated with the acquisition of high-value customers, as well as the higher expenses devoted to the deployment of the network, which are partially offset by the efficiency measures implemented.

OIBDA reached 176 million euros and decreased 2.1% year-on-year, mainly as a result of the negative impact of regulatory changes, as well as the increased commercial activity. Excluding the regulatory impact, the OIBDA would have increased 2.2% year-on-year. The OIBDA margin stood at 31.1% (-0.8 percentage points year-on-year).

CapEx totalled 123 million euros (+20.0% year-on-year excluding 6 million euros due to the aforementioned spectrum acquisition) and was aimed at the improvement of mobile (4G) and fixed (fibre) networks.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	565	525	7.8		0.4
Wireless Business	339	319	6.3		(1.0)
Mobile service revenues	304	287	6.1		(1.1)
Data revenues	98	72	36.0		26.7
Handset revenues	35	32	7.7		0.4
Wireline Business	226	205	10.1		2.5
FBB and new services (1)	152	125	21.7		13.4
Voice & access revenues	70	76	(7.8)		(14.1)
Others	4	4	(9.3)		(15.5)
OIBDA	176	167	5.5		(1.7)
OIBDA margin	31.1%	31.8%	(0.7	p.p.)
CapEx	123	91	35.4		26.2
Spectrum	6	—	n.m.		n.m.
OpCF (OIBDA-CapEx)	53	76	(30.2)		(35.0)

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	13,566.9	13,576.0	13,586.1	13,888.1	13,861.3	2.2
Fixed telephony accesses (1)	1,631.0	1,616.8	1,593.9	1,579.0	1,557.7	(4.5)
Fixed wireless	984.5	1,005.3	1,030.5	1,047.7	1,067.9	8.5
Internet and data accesses	977.0	998.7	1,023.4	1,040.7	1,056.7	8.2
Broadband (2)	38.8	47.3	55.9	63.7	73.8	90.3
Fibre	10,424.3	10,394.0	10,381.4	10,660.2	10,619.5	1.9
Mobile accesses	7,693.6	7,595.2	7,563.7	7,856.6	7,817.5	1.6
Prepay	2,730.7	2,798.7	2,817.7	2,803.6	2,802.0	2.6
Contract	306.5	322.0	319.9	307.3	293.0	(4.4)
M2M	527.1	559.9	580.3	601.3	616.2	16.9
Wholesale Accesses	5.4	5.4	5.4	5.6	5.9	9.0

Total Accesses	13,572.3	13,581.4	13,591.5	13,893.8	13,867.2	2.2

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	3,151	3,107	3,095	3,239	3,148	(0.1)
Data traffic (TB)	11,510	13,550	14,686	15,895	14,616	27.0
ARPU (EUR)	8.9	8.4	8.6	9.0	9.4	(1.4)
Prepay	3.9	3.6	3.6	3.7	3.8	(8.9)
Contract (1)	25.8	24.4	24.7	26.1	27.8	0.4
Data ARPU (EUR)	2.3	2.4	2.7	2.7	3.1	24.5
% non-SMS over data revenues	89.2%	91.6%	93.3%	93.4%	94.0%	4.8	p.p.
Churn	3.3%	3.1%	3.2%	3.3%	3.2%	(0.1	p.p.)
Contract (1)	1.7%	1.7%	2.0%	2.1%	1.9%	0.2	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Perú

(year-on-year changes in organic terms)

During the first quarter of the year Telefónica Perú recorded solid commercial results in the higher value segments, both in the mobile business and the fixed business, which resulted in a sustained revenue growth in both businesses.

On the other hand, and with a view to achieving a differential prepay strategy positioning, the Company launched the “Tuenti” brand, the first carrier in the country to start offering 4G to this customer segment.

Telefónica Perú reached 22.1 million total accesses at the end of March (+5% year-on-year). In the mobile business it is worth highlighting:

•	Mobile accesses stood at 16.9 million (+5% year-on-year) underpinned by the growth of high-value customers. Thus, contract accesses increased 13% year-on year, increasing their weight over the total base to 31% (+2 percentage points year-on-year) and smartphones grew 31%, representing 16% of the accesses base (+3 percentage points year-on-year).

Prepay accesses increased by 2% year-on-year, although the base with frequent top-ups grew by 7%.

•	Net additions in the quarter amounted to 80 thousand accesses, with a stable year-on-year volume of gross additions, despite the higher competitive intensity (churn +0.2 percentage points year-on-year). By segments, contract net additions (111 thousand accesses) were particularly noteworthy, partly as a result of the successful activity to upgrade high-value prepay customers to contract.

•	Voice traffic increased by 1% year-on-year, driven by the growth of the accesses base. Likewise, data traffic continued to post strong growth (+74% year-on-year in the quarter), driven by smartphones growth.

•	ARPU increased year-on-year (+1.9%) as a result of the higher quality base, which offsets the higher level of competition in the market. It is worth noting the strong growth of data ARPU (+28.5% year-on-year, +25.7% in the fourth quarter of 2014) underpinned by the increase in smartphone penetration.

Regarding commercial activity in the fixed business, bundling campaigns have been key and the volume of clients with double and triple play increased by 8% year-on-year (representing 58% of the access base of the traditional business), which results in churn improvements in all services:

•	Traditional fixed accesses totalled 2.6 million at the end of the quarter (-3% year-on-year) and registered a net loss of 73 thousand accesses (-76 thousand accesses in the first quarter of 2014), although the churn fell year-on-year 0.2 percentage points to 1.9%.

•	Retail broadband accesses stood at 1.5 million, 7% more than in March 2014. Net additions totalled 28 thousand accesses in January-March (+37% year-on-year), and reflects the 0.5 percentage points drop in churn (standing at 2.2%) and the sustained commercial activity.

•	Pay TV accesses amounted to 1.0 million as of March and their year-on-year growth accelerated to 15% (+6% in the previous quarter) thanks to the success of new promotions focused on service bundles and a quality offering through HD channels and differential own contents.

Net additions reached a quarterly record (+66 thousand accesses) on higher gross additions (x2.2) and a churn reduction of 0,6 percentage points to 1.9%.

Revenues stood at 692 million euros in January-March 2015 (+5.3% year-on-year) driven by both the sustained growth in the mobile business (acceleration in data revenue growth) and TV in the fixed business.

Mobile business revenues totalled 394 million euros (+6.8% year-on-year).

•	Mobile service revenues (354 million euros) increased by 9.3% explained by the higher quality of the base and the strong growth of data revenues, which improved their year-on-year change to 35.4% (+33.7% in the fourth quarter), and already account for 31% of service revenues (+6 percentage points year-on-year). Non-SMS data revenues rose by 45.9% year on year and represented 92% of mobile data revenues (+7 percentage points year on year).

•	Handset revenues decreased by 11.4% vs. the first three months of the previous year, due to the increased focus on subsidies for retaining high-value customers and despite sustained commercial activity aimed at customer acquisition vs. the previous year.

Fixed business revenues totalled 298 million euros in the first quarter of 2015, 3.4% more than in the same period of the previous year.

•	Broadband and new services revenues increased by 12.0% year-on-year in January-March, and now account for 70% of total fixed business revenues (+5 percentage points year-on-year) mainly thanks to the strong growth in TV in terms of both customers and ARPU.

•	Voice and access revenues for the first three months of the year decreased by 12.0% year-on-year due to fixed to mobile substitution and the loss of accesses.

Operating expenses totalled 462 million euros in the quarter (+9.3% year-on-year) as a result of the commercial effort made for the acquisition and retention of high value customers and the increase in content costs associated with both the higher expenses of own productions, on which television’s performance success relies.

Thus, OIBDA reached 238 million euros and declined by 2.2% vs. the first three months of 2014, mainly due to the higher commercial effort. OIBDA margin stood at 34.4% (-2.6 percentage points year-on-year).

CapEx totalled 63 million euros in the quarter (+13.6% year-on-year), with a special focus on the deployment of the 4G network and the penetration and capacity of the 3G network in the mobile business and in broadband and television, aimed at increasing the quality of the offering of the different services.

TELEFÓNICA PERU

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	692	588	17.7		5.3
Wireless Business	394	331	19.3		6.8
Mobile service revenues (1)	354	290	22.1		9.3
Data revenues	110	73	51.2		35.4
Handset revenues	40	40	(1.0)		(11.4)
Wireline Business	298	258	15.6		3.4
FBB and new services (2)	207	166	25.1		12.0
Voice & access revenues	87	88	(1.7)		(12.0)
Others	4	4	(2.0)		(12.3)
OIBDA	238	218	9.3		(2.2)
OIBDA margin	34.4%	37.0%	(2.6	p.p.)
CapEx	63	50	26.9		13.6
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	175	168	4.1		(6.8)

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes fixed wireless revenues.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	21,081.6	21,287.9	21,632.6	21,976.4	22,083.4	4.8
Fixed telephony accesses (1)	2,725.7	2,776.9	2,749.3	2,714.7	2,641.4	(3.1)
Fixed wireless (2)	251.4	292.8	280.2	262.7	191.2	(23.9)
Internet and data accesses	1,457.2	1,490.7	1,505.2	1,523.4	1,557.4	6.9
Broadband (3)	1,431.8	1,468.8	1,483.2	1,501.3	1,529.7	6.8
Mobile accesses	16,012.9	16,133.1	16,489.0	16,790.2	16,870.2	5.4
Prepay	11,377.8	11,288.6	11,450.9	11,676.3	11,645.3	2.4
Contract	4,635.2	4,844.5	5,038.1	5,113.9	5,224.8	12.7
M2M	82.8	85.6	87.8	86.2	118.0	42.4
Pay TV	885.7	887.3	889.1	948.0	1,014.5	14.5
Wholesale Accesses	0.4	0.4	0.4	0.4	0.3	(40.1)

Total Accesses	21,082.1	21,288.4	21,633.0	21,976.8	22,083.7	4.8

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the second quarter of 2014, fixed telephony accesses included 50 thousand additional customers.
(3)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	7,886	6,762	7,177	7,607	8,001	1.5
Data traffic (TB)	2,901	3,078	3,599	4,206	5,040	73.7
ARPU (EUR)	6.1	6.2	6.7	6.9	7.0	1.9
Prepay	3.9	3.8	4.1	4.2	4.2	(2.4)
Contract (1)	12.0	11.9	12.6	13.4	13.5	0.6
Data ARPU (EUR)	1.5	1.6	1.8	2.0	2.2	28.5
% non-SMS over data revenues	85.5%	88.4%	88.6%	85.9%	92.1%	6.6	p.p.
Churn	3.8%	4.0%	3.8%	3.7%	4.0%	0.2	p.p.
Contract (1)	2.1%	1.5%	1.4%	1.9%	2.2%	0.2	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica Colombia

(year-on-year changes in organic terms)

In the first three months of 2015, Telefónica Colombia posted, once again, a solid set of financial results maintaining the sustained growth of revenues (excluding regulation) together with the efficient cost management (commercial cost rationalisation), which was translated into a strong year-on-year OIBDA growth with a significant expansion of the margin.

However, it should be noted that the economic-financial results were affected by the reduction in termination rates of 42% from 1 January 2015 for the termination of calls on non-dominant operators’ networks and of 56% for the termination on the network of the dominant operator. Thus, the interconnection rates asymmetry with the dominant operator was extended for two years.

At the end of the first quarter, the Company managed 15.8 million accesses, up 4% compared to the same period of the previous year. With respect to the operating trend of the mobile business:

•	Mobile accesses stood at 12.9 million (+4% year-on-year), with net additions of 42 thousand accesses in the January-March period. The contract segment performance continued to be affected by low commercial activity after the regulator removed, in July of last year, the lock-in clause, which resulted in a subsidies rationalisation. However, customer losses declined for the second quarter in a row (-8 thousand) due to an improvement in churn (2.2%; -0.2 percentage points year-on-year) after increasing the focus on retaining customers.

Smartphone penetration reached 29% (+5 percentage points year-on-year), growing by 25% with respect to March 2014.

•	Data traffic increased its year-on-year growth rate to 58% (+57% in the fourth quarter of 2014) and voice traffic remained stable compared to the first quarter of 2014.

•	ARPU for the quarter decreased by 9.1% affected by the sharp drop in termination rates. However, data ARPU showed a noteworthy positive trend, accelerating its year-on-year increase to 8.9% (+6.9% in the fourth quarter of 2014).

In the fixed business, the bundling strategy resulted into new positive net additions in all services. Thus:

•	Traditional business accesses remained stable year-on-year (1.5 million) after recording once again positive net additions in the quarter (5 thousand accesses).

•	Retail broadband accesses reached 989 thousand customers at the end of March (+12% year-on-year) and maintained the positive trend of recent quarters (net additions of 27 thousand accesses in the quarter). Thus, broadband accesses represented 67% of the fixed access base (+7 percentage points with respect to March 2014).

•	Pay TV accesses stood at 429 thousand (+18% year-on-year) after registering net additions of 13 thousand accesses in the quarter, as a result of the value proposal to the customer (more interactive platform and broadcast of a larger number of channels in HD).

Revenues amounted to 398 million euros in the January-March period (+0.3% year-on-year) and were affected by the aforementioned reduction in termination rates and the elimination of the subsidy by the Government to broadband plans for the least favoured segments. Stripping out the regulatory impact, revenues would have increased by 4.1% year-on-year.

Mobile business revenues reached 251 million euros in the first quarter (+0.1% year-on-year and +5.3% excluding regulatory impacts).

•	Mobile service revenues decrease by 2.0% year-on-year due to the negative impact of the aforementioned termination rates reduction. Excluding this effect, revenues would have increased by 3.6% year-on-year, driven by the increase in the number of accesses and strong data growth.

Data revenues accounted for 30% of the mobile service revenues of the quarter (+4 percentage points year-on-year) after increasing 14.2% year-on-year, underpinned by non-SMS revenues (+18.1% year-on-year) which represent virtually all data revenues (97%, +3 percentage points year-on-year).

•	Handset revenues increased by 21.6% with respect to the first three months of 2014, as a result of the removal of subsidies due to the elimination of the lock-in clause since the third quarter of 2014.

Fixed business revenues amounted to 147 million euros in the first quarter (+0.7% year-on-year; +2.1% excluding the regulation) as a result of growth in broadband and pay TV accesses.

•	Broadband and new services revenues grew by 3.8% year-on-year in the quarter and accounted for 57% of fixed revenues (+2 percentage points year-on-year) following the positive performance of the accesses. However, these revenues were affected by the removal of the Government’s subsidy to broadband plans for the least favoured segments (+5.8% stripping out this effect).

•	Voice and access revenues decreased by 3.0% with respect to January-March of the previous year, due to the fixed to mobile substitution effect, although this drop was slowed-down compared to previous quarters (-5.1% in the fourth quarter of 2014).

Operating expenses totalled 258 million euros, 4.4% down versus the first quarter of 2014 due to the lower commercial expenses, the efficiency measures implemented by the operator and the positive impact of the regulatory changes, which more than offset the negative impact of the depreciation of the peso over expenses paid in US dollars.

OIBDA stood at 150 million euros in the first three months of the year, and grew by 9.2% year-on-year, thanks to stability in revenues and the efficiencies achieved in expenses and despite the regulatory impacts on revenues. Thus, the OIBDA margin stood at 37.6% and registered a year-on-year expansion of 3.0 percentage points.

CapEx totalled 48 million euros in the first quarter of the year (-30.2% year-on-year in organic terms, excluding 108 million euros due to the renewal of the spectrum carried out during the first quarter of 2014), as a result of the deployment of the 4G and 3G networks in the mobile, as well as of the improvement in the fixed business base speed and pay TV expansion. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year, given the different levels of execution of investment in both years.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	398	403	(1.1)		0.3
Wireless Business	251	254	(1.3)		0.1
Mobile service revenues	223	231	(3.4)		(2.0)
Data revenues	66	59	12.6		14.2
Handset revenues	28	23	19.8		21.6
Wireline Business	147	148	(0.7)		0.7
FBB and new services (1)	84	83	2.4		3.8
Voice & access revenues	63	66	(4.3)		(3.0)
Others	0	0	(30.8)		(29.8)
OIBDA	150	139	7.7		9.2
OIBDA margin	37.6%	34.6%	3.0	p.p.
CapEx	48	178	(72.9)		(72.5)
Spectrum	—	108	n.m.		n.m.
OpCF (OIBDA-CapEx)	102	(38)	c.s.		c.s.

Note:

-	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Final Clients Accesses	15,128.7	15,052.5	15,403.9	15,689.7	15,777.5	4.3
Fixed telephony accesses (1)	1,459.9	1,464.0	1,468.6	1,461.0	1,465.8	0.4
Internet and data accesses	895.1	922.4	952.9	970.2	997.3	11.4
Broadband (2)	886.7	913.9	944.5	961.7	988.9	11.5
Mobile accesses	12,409.8	12,281.9	12,581.6	12,842.5	12,884.9	3.8
Prepay	9,105.9	8,982.4	9,313.3	9,582.6	9,633.2	5.8
Contract	3,303.9	3,299.5	3,268.3	3,259.9	3,251.7	(1.6)
M2M	404.7	416.2	421.5	427.8	438.7	8.4
Pay TV	363.8	384.1	400.8	416.0	429.4	18.0
Wholesale Accesses	1.9	1.9	1.9	1.9	1.9	0.0

Total Accesses	15,130.6	15,054.4	15,405.9	15,691.6	15,779.4	4.3

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	5,603	5,525	5,607	5,781	5,591	(0.2)
Data traffic (TB)	6,670	7,454	8,708	9,410	10,516	57.7
ARPU (EUR)	6.1	6.4	6.6	6.2	5.5	(9.1)
Prepay	1.7	1.7	1.8	1.8	1.4	(15.6)
Contract (1)	20.4	21.4	22.6	21.5	19.9	(1.0)
Data ARPU (EUR)	1.6	1.7	1.8	1.7	1.7	8.9
% non-SMS over data revenues	93.7%	94.7%	95.4%	97.5%	96.9%	3.2	p.p.
Churn	3.0%	3.8%	2.7%	3.0%	3.0%	0.1	p.p.
Contract (1)	2.3%	2.1%	2.2%	2.1%	2.2%	(0.2	p.p.)

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Telefónica México

(year-on-year changes in organic terms)

In the first quarter of 2015, Telefónica México maintained 2014’s strong year-on-year revenue and OIBDA growth trend, with a significant expansion in profitability. These results reflect the growing generation of economies of scale, the intense commercial activity and the new regulatory framework, which combined with the quality of Telefónica México’s network, allowed the Company to continue capturing market share.

The economic-financial results were affected by the reduction in termination rates in non-dominant operators networks since January 1st, 2015 (-19% for voice termination, -83% for SMS termination); maintaining the elimination of the termination charge in the dominant operator’s network since August 2014.

Telefónica México manages 24.1 million accesses, 16% more than in March 2014.

•	Mobile accesses amounted to 22.5 million after increasing 17% year-on-year thanks to the success of the commercial offers launched over the last year and the improvement and increase of the capillarity of the distribution channel. Smartphones more than doubled the base of March 2014 (2.2 times) already reaching a penetration of 34% (+16 percentage points year-on-year) after posting record-high net additions in the quarter (2.0 million). The mobile customer base with frequent top-ups continued accelerating its year-on-year growth for yet another quarter.

•	Net additions in the quarter amounted to 863 thousand customers, maintaining the strong commercial intensity of previous quarters, with a volume of gross additions that increased by 10% year-on-year over the first quarter of 2014 and represented the second all-time maximum level of commercial activity, despite the seasonality of the quarter.

Likewise, the Company continued with its deployment of the LTE network, covering the main cities in the country, and reached 820 thousand LTE users at the end of the first quarter.

•	ARPU declined by 1.9% compared to the first quarter of the last year due to the reduction of the termination rates mentioned above and the change in the commercial offer executed during the previous year.

•	Thus, the higher average consumption per customer and the strong growth of smartphones were translated into a significant year-on-year increase of voice traffic (+28%) and data traffic (+77%).

•	Fixed accesses through “Fixed Wireless” technology increased by 3% year-on-year up to 1.5 million.

Revenues in January-March stood at 444 million euros and grew 5.9% year-on-year despite the negative impact of the reduction in termination rates (+8.6% stripping out this effect vs 11.1% in the fourth quarter of 2014, mainly as a result of lower revenues from international traffic).

•	Mobile service revenues (376 million euros) grew by 5.9% compared to the first quarter of 2014, leveraging on the higher base with frequent top-ups and the increase in the average traffic per access (both of voice and data). Excluding the impact of the termination rates cut, mobile service revenues would have grown by 9.2%.

Data revenues grew by 4.1% year-on-year and non-SMS data by 27.7% (80% of data revenues, +15 percentage points year-on-year) despite the abovementioned sharp decline in termination rates for SMS.

•	Handset revenues increased by 6.3% compared to the three first months of the previous year due to a greater commercial activity.

Operating costs (345 million euros) dropped by 5.8% year-on-year in January-March as a result of the efficiency plans implemented by the Company, the strong growth in accesses (gradual generation of economies of scale) and the lower interconnection costs (elimination of the termination charge in the network of the dominating carrier). All this compensated for the higher commercial expenses in attracting customers and the higher network and systems expenses, as part of the Company’s growth and transformation process.

OIBDA amounted to 109 million euros in the the first quarter of 2015 and grew by 69.8% year-on-year on the back of the solid growth in revenues, the benefits of the new regulatory environment and the generation of economies of scale.

Thus, OIBDA margin increased 9.2 percentage points year-on-year to 24.5% consolidating its progressive growth trend in the first quarter.

CapEx totalled 47 million euros (+10.6% vs. January-March 2014), mostly focused towards the transformation and growth activities (80% of the total), deploying and increasing the capacity of 3G and 4G networks, and improving the quality of the distribution channel with the opening of own stores.

TELEFÓNICA MEXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	444	390	13.9		5.9
Mobile service revenues	376	330	14.0		5.9
Data revenues	90	81	12.0		4.1
Handset revenues	69	60	14.4		6.3
OIBDA	109	60	82.4		69.6
OIBDA margin	24.5%	15.3%	9.2	p.p.
CapEx	47	39	19.0		10.6
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	62	20	n.m.		n.m.

Note:

-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Mobile accesses	19,324.8	20,244.2	20,561.0	21,673.4	22,536.6	16.6
Prepay (1)	17,862.0	18,777.4	19,127.6	20,207.5	21,056.6	17.9
Contract	1,462.8	1,466.8	1,433.4	1,465.8	1,480.0	1.2
M2M	351.0	354.1	362.1	433.7	455.8	29.9
Fixed Wireless (2)	1,504.8	1,530.6	1,540.4	1,551.3	1,545.6	2.7

Total Accesses	20,829.6	21,774.8	22,101.5	23,224.7	24,082.2	15.6

(1)	In the first quarter of 2014, 1.9 million thousand inactive accesses were disconnected.
(2)	In the first quarter of 2014, 45 thousand inactive accesses were disconnected.

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	6,626	7,723	7,454	8,807	8,485	28.0
Data traffic (TB)	4,460	4,590	6,497	6,832	7,891	76.9
ARPU (EUR)	4.6	5.0	5.0	5.2	4.9	(1.9)
Prepay (1)	3.9	4.3	4.4	4.6	4.3	2.7
Contract (2)	20.0	19.1	19.2	19.3	19.0	(11.6)
Data ARPU (EUR) (1)	1.3	1.4	1.4	1.4	1.3	(4.6)
% non-SMS over data revenues	65.4%	68.2%	70.2%	73.4%	80.2%	14.8	p.p.
Churn (1)	5.7%	2.9%	3.5%	3.4%	2.8%	(2.9	p.p.)
Contract (2)	1.1%	1.4%	1.4%	1.6%	1.7%	0.6	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.

Telefónica Venezuela and Central America

(year-on-year changes in organic terms)

In the first quarter of the year Telefónica posted a solid set of results in Venezuela and Central America and continued progressing in its commitment to offer the best quality of service. Thus, after the spectrum acquisition in 2014, the Company launched in the quarter its 4G offer in Venezuela and Panama, with a very positive adoption.

On the other hand, the economic-financial results in Venezuela for the first quarter of 2015 are affected by the Company’s decision to adopt the exchange rate for the Venezuelan bolivar of 52.1 bolivars fuertes per dollar (last SICAD II assignment of 11 February 2015); and the results of the first quarter of 2014, for better comparative purposes, have been restated applying the exchange rate used in the conversion for the full year 2014 results (50 bolivars fuertes per dollar).

Regarding operating trends in the business:

•	Accesses amounted to 23.7 million at March 2015, stable year-on-year despite the disconnection of 1.8 million inactive prepay accesses in Central America in the fourth quarter of 2014. Thus, accesses in Central America totalled 11.6 million (-4% year-on-year) and 12.1 million in Venezuela (+5% year-on-year).

•	Mobile accesses stood at 21.9 million, virtually without changes with respect to March 2014. In Venezuela, mobile accesses reached 10.8 million and grew by 5% year-on-year thanks to the positive adoption of the commercial offers, as well as greater handset availability. In Central America (11.1 million), these accesses fell 4% year-on-year due to the aforementioned disconnections. It is worth highlighting the net additions in the region of 428 thousand accesses in the quarter (160 thousand in Venezuela and 268 thousand in Central America).

•	Smartphones with an associated data plan increased by 25% year-on-year, reaching a penetration of 34% (+7 percentage points year-on-year) and 51% in Venezuela (+7 percentage points year-on-year) at the end of the quarter.

•	Voice traffic grew by 10% compared to the January-March 2014 period, driven by a higher usage per customer, mainly in Venezuela (traffic per customer +22%). Additionally, data traffic continued to show a very positive trend, with a growth of 43%, reflecting the strong expansion of smartphones. Thus, ARPU of the region rose by 20.5% year-on-year in the first quarter.

•	Pay TV accesses in Venezuela reached 476 thousand accesses as of March 2015 (+15% year-on-year), and returned to net positive additions in the quarter (+9 thousand accesses) due to the higher availability of decoders.

Revenues during the first quarter 2015 stood at 426 million euros, with a year-on-year growth of 25.2%. In Venezuela, revenues amounted to 212 million euros (+64.3% with compared to the first three months of 2014) and in Central America 214 million euros (+3.0% compared to the January-March period of last year).

•	Mobile service revenues increased 20.3% year-on-year in the quarter (+49.3% in Venezuela; +3.5% in Central America) due to higher mobile data consumption (high smartphones penetration and voice traffic growth).

Thus, data revenues for the first three months of the year represented 37% of mobile service revenues (+ 5 percentage points year-on-year) and grew 41.9% year-on-year. This performance is explained by the increase in non-SMS data revenues (+70.6% year-on-year), which now account for 80% of data revenues (+13 percentage points year-on-year).

•	Handset revenues more than doubled with respect to the first quarter of 2014 after multiplying by more than 4 times in Venezuela, as a result of an increase in the commercial activity due to a higher availability of handsets.

Operating expenses (323 million euros in January-March) increased by 27.8% year-on-year, mainly affected by higher commercial expenses in Venezuela, the widespread increase in prices and the negative impact of the exchange rate adjustment over expenses in dollars. These expenses are partially offset by the effort in efficiencies generation carried out by the Company.

OIBDA amounted to 105 million euros in the first quarter of 2015, growing by 17.8% year-on-year. OIBDA margin stood at 24.7% (-1.7 percentage points year-on-year).

CapEx reached 41 million euros in January-March (+75.9% year-on-year) and was mainly dedicated to the roll-out and improvement of 3G and 4G networks throughout the region.

TELEFÓNICA VENEZUELA AND CENTRAL AMERICA (1) (2)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	426	274	55.5		25.2
Mobile service revenues	385	258	49.2		20.3
Data revenues (3)	142	82	72.2		41.9
Handset revenues	41	16	n.m.		n.m.
OIBDA	105	78	34.7		17.7
OIBDA margin	24.7%	28.6%	(3.8	p.p.)
CapEx	41	97	(57.8)		(66.7)
Spectrum (4)	—	79	n.m.		n.m.
OpCF (OIBDA-CapEx)	64	(19)	c.s.		c.s.

Note:

-	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014.
-	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2014, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	Corresponds to Panama.

ACCESSES (1)

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Fixed telephony accesses (2)	1,377.3	1,386.0	1,361.8	1,288.4	1,314.7	(4.5)
Fixed Wireless	1,127.4	1,138.2	1,128.7	1,065.0	1,093.5	(3.0)
Internet and data accesses	12.2	12.1	11.9	12.3	12.6	3.4
Broadband (3)	4.8	4.9	5.1	5.3	5.6	16.9
Mobile accesses	21,813.8	21,919.5	21,947.2	21,471.9	21,899.6	0.4
Prepay (4) (5)	19,602.9	19,676.2	19,721.3	19,242.6	19,672.9	0.4
Contract	2,210.9	2,243.3	2,225.9	2,229.2	2,226.7	0.7
M2M	123.8	129.8	134.9	141.7	147.9	19.5
Pay TV	415.3	463.2	472.8	466.6	476.1	14.6

Total Accesses	23,618.6	23,780.9	23,793.7	23,239.2	23,703.0	0.4

(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	Includes fixed wireless and VoIP accesses.
(3)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(4)	Includes prepay M2M accesses.
(5)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

SELECTED OPERATING MOBILE BUSINESS DATA (1)

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	9,173	9,262	9,413	9,627	10,125	10.4
Data traffic (TB)	9,993	10,434	11,848	13,400	14,300	43.1
ARPU (EUR) (2)	3.6	3.7	4.1	4.6	5.2	20.5
Prepay (3)	3.0	2.9	3.3	3.8	4.4	22.9
Contract (4)	10.2	10.8	11.7	12.9	13.4	10.6
Data ARPU (EUR) (3) (5)	1.3	1.3	1.5	1.7	2.1	42.1
% non-SMS over data revenues	66.7%	80.9%	84.5%	85.1%	79.9%	13.2	p.p.
Churn (3)	2.6%	2.8%	3.1%	4.8%	2.6%	(0.0	p.p.)
Contract (4)	1.1%	1.2%	1.3%	1.2%	1.1%	0.1	p.p.

Notes:

-	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VZ/$ for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VZ/$ in the fourth quarter of 2014.
-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2014 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(3)	Impacted by the disconnection of 1.8 million inactive accesses in Central America in the fourth quarter of 2014.
(4)	Excludes M2M.
(5)	Does not include hyperinflation adjustment.

Other Hispam countries

TELEFÓNICA ECUADOR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	149	119	24.5		2.3
Mobile service revenues	133	112	19.5		(1.7)
Data revenues	45	36	24.6		2.4
Handset revenues	15	8	96.4		61.4
OIBDA	52	43	21.9		0.3
OIBDA margin	35.0%	35.7%	(0.7	p.p.)
CapEx	146	6	n.m.		n.m.
Spectrum	133	—	n.m.		n.m.
OpCF (OIBDA-CapEx)	(94)	37	c.s.		c.s.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Mobile accesses	5,174.5	5,155.4	4,995.9	5,002.5	4,675.3	(9.6)
Prepay	4,165.4	4,111.9	3,915.1	3,897.8	3,545.6	(14.9)
Contract	1,009.1	1,043.5	1,080.9	1,104.7	1,129.7	12.0
M2M	116.4	124.2	136.9	154.2	173.3	48.9
Fixed Wireless	49.5	49.5	51.3	53.1	48.1	(2.9)

Total Accesses	5,224.0	5,204.9	5,047.3	5,055.6	4,723.4	(9.6)

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	1T	2T	3T	4T	1T	% Chg Local Cur
Voice Traffic (Million minutes)	1,175	1,203	1,212	1,201	1,172	(0.3)
Data traffic (TB)	1,142	1,223	1,315	1,485	1,786	56.3
ARPU (EUR)	6.8	7.0	7.3	7.8	8.3	(0.1)
Prepay	4.0	3.9	4.1	4.4	4.6	(4.9)
Contract (1)	21.1	22.1	21.8	22.3	24.5	(4.5)
Data ARPU (EUR)	2.3	2.4	2.4	2.6	3.0	7.0
% non-SMS over data revenues	76.8%	78.6%	78.5%	80.6%	82.5%	5.7	p.p.
Churn	2.5%	2.8%	3.7%	3.2%	5.7%	3.2	p.p.
Contract (1)	1.3%	1.3%	1.3%	1.7%	1.6%	0.4	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA URUGUAY

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March
	2015	2014	% Chg		% Chg Local Cur
Revenues	65	59	10.4		1.5
Mobile service revenues	61	56	9.8		0.9
Data revenues	26	22	19.4		9.8
Handset revenues	4	3	21.1		11.3
OIBDA	24	24	3.1		(4.9)
OIBDA margin	37.2%	39.8%	(2.6	p.p.)
CapEx	8	5	71.1		57.3
Spectrum	—	—	—		—
OpCF (OIBDA-CapEx)	16	19	(13.9)		(20.5)

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	% Chg
Mobile accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	3.6
Prepay	1,245.8	1,243.2	1,259.6	1,276.9	1,305.3	4.8
Contract	599.9	611.2	612.0	606.9	607.1	1.2
M2M	35.5	36.6	37.0	40.6	43.7	23.4

Total Accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	3.6

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
Voice Traffic (Million minutes)	850	845	862	864	840	(1.2)
Data traffic (TB)	1,045	1,118	1,318	1,499	1,704	63.0
ARPU (EUR)	9.5	9.1	9.2	9.8	10.0	(2.9)
Prepay	4.6	4.3	4.2	4.6	4.5	(9.4)
Contract (1)	20.8	20.1	20.6	21.8	23.2	2.6
Data ARPU (EUR)	3.9	3.8	3.9	4.2	4.5	6.7
% non-SMS over data revenues	51.5%	54.0%	56.7%	60.8%	67.3%	15.8	p.p.
Churn	1.9%	1.6%	1.4%	1.5%	1.4%	(0.5	p.p.)
Contract (1)	0.6%	0.6%	0.7%	0.9%	0.7%	0.1	p.p.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
-	Data traffic is defined as Terabytes used by the company customers, both upload and dowload (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

06

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
TELEFÓNICA UK (1)	100.0
TELEFÓNICA DEUTSCHLAND	62.5
TELEFÓNICA BRASIL	74.0
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	97.9
Telefónica Colombia	70.0
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
Telco SpA (2)	66.0
DTS, Distribuidora de Televisión Digital (3)	44.0
Mediaset Premium	11.1
China Unicom	2.5
Indra (4)	3.2
BBVA	0.7

(1)	As of 24 March 2015 Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to the Hutchison Whampoa Group. After the execution of the definitive agreement, O2 UK will be reported as a discontinued operation within Telefónica Group, and its assets and liabilities as “held for sale”, in accordance with IFRS.
(2)	66.0% of economic rights.
(3)	As of 30 April 2015 the acquisition of the additional 56% of the capital stock previously owned by PRISA was completed, once the relevant regulatory authorizations have been obtained.
(4)	As of 29 January 2015, holding communicated to CNMV.

ADDENDA

Changes to the Perimeter

During the first quarter of 2015, the main changes in the perimeter of consolidation were as follows:

•	On 24 March 2015, Telefónica reached a definitive agreement for the sale of its operations in the United Kingdom (O2 UK) to the Hutchison Whampoa Group.

After the signing of this definitive agreement, as of 31 March 2015 O2 UK continued to be part of the perimeter of consolidation Telefónica Group, although it has been reported as a discontinued operation and its assets and liabilities as “held for sale”, in compliance with the IFRS.

Completion of the transaction is subject, among other usual conditions, to the approval of the applicable regulatory authorities and the obtaining of waivers to certain change of control provisions.

•	On 2 January 2015 the sale of yourfone GmbH was closed. The entity, which was consolidated through the equity method, has been removed from the perimeter of consolidation.

ADDENDA

The following Addenda includes the detailed Income Statements for Telefónica, Telefónica Hispanoamérica and Telefónica Venezuela and Central America prepared under IFRS using in the first quarter 2014 the exchange rate in use at the time (SICAD I 10.70 VEF/USD).

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January-March
	2015	2014	%Var.
Revenues	11,543	10,627	8.6
Internal exp. capitalized in fixed assets	170	142	19.8
Operating expenses	(8,185)	(7,330)	11.7
Supplies	(3,058)	(2,808)	8.9
Personnel expenses	(1,634)	(1,496)	9.2
Other operating expenses	(3,493)	(3,026)	15.4
Other net income (expense)	30	49	(38.8)
Gain (loss) on sale of fixed assets	61	39	57.6
Impairment of goodwill and other assets	(1)	0	c.s.
Operating income before D&A (OIBDA)	3,618	3,527	2.6
OIBDA Margin	31.3%	33.2%	(1.8 p.p. )
Depreciation and amortization	(2,107)	(1,818)	15.9
Operating income (OI)	1,511	1,709	(11.6)
Share of profit (loss) of investments accounted for by the equity method	(3)	4	c.s.
Net financial income (expense)	(644)	(788)	(18.4)
Profit before taxes from continuing operations	864	925	(6.6)
Corporate income tax	(385)	(289)	33.4
Profit for the period from continuing operations	479	636	(24.7)
Profit for the period from discontinued operations	1,304	93	n.m.
Profit for the period	1,783	729	n.m.
Non-controlling interests	19	(37)	c.s.
Net Income	1,802	692	n.m.
Weighted average number of ordinary shares outstanding during the period (millions)	4,645	4,612	0.7
Continuing operations earnings per share (euros)	0.09	0.12	(23.1)
Discontinued operations earnings per share (euros)	0.28	0.02	n.m.
Basic earnings per share (euros)	0.38	0.14	n.m.

Notes:

-	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and its assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the final sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using the same criterion.
-	For the purposes of calculating the earnings per share ratios, the weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2014, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.
-	Continuing operations earnings per share ratio is calculated dividing profit for the period from continuing operations, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	Discontinued operations per share ratio is calculated dividing profit for the period from discontinued operations by the weighted average number of ordinary shares outstanding during the period.
-	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
-	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January-March
	2015	2014	%Var.
Revenues	3,665	3,436	6.7
Internal exp. capitalized in fixed assets	27	24	14.6
Operating expenses	(2,583)	(2,400)	7.6
Supplies	(1,030)	(1,006)	2.3
Personnel expenses	(418)	(374)	11.7
Other operating expenses	(1,135)	(1,019)	11.4
Other net income (expense)	17	16	10.9
Gain (loss) on sale of fixed assets	0	(1)	c.s.
Impairment of goodwill and other assets	—	0	c.s.
Operating income before D&A (OIBDA)	1,127	1,075	4.9
OIBDA Margin	30.8%	31.3%	(0.5 p.p.	)
CapEx	622	605	2.8
Spectrum	139	187	(25.4)
OpCF (OIBDA-CapEx)	505	470	7.6

Notes:

-	OIBDA and OI before management and brand fees.
-	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela.

TELEFÓNICA VENEZUELA AND CENTRAL AMERICA (1)(2)

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January-March
	2015	2014	%Var.
Revenues	426	645	(34.0)
Mobile service revenues	385	612	(37.0)
Data revenues (3)	142	211	(32.7)
Handset revenues	41	33	22.1
OIBDA	105	239	(55.9)
OIBDA margin	24.7%	37.0%	(12.3 p.p. )
CapEx	41	124	(66.8)
Spectrum (4)	—	79	n.m.
OpCF (OIBDA-CapEx)	64	115	(44.1)

Notes:

-	OIBDA is presented before management and brand fees.
(1)	The figures for Venezuela include adjustments for hyperinflation in both periods.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflation adjustments.
(4)	Spectrum payment corresponds to Panama.

DISCLAIMER

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n 28050 Madrid (España) Tel: +34 91 482 87 00 Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Gonzalo Borja (gonzalo.borjadelsur@telefonica.com) ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 14th, 2015	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer